SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

September 30, 2012

and Report on the Review

of the Quarterly Information

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2012, comprising the balance sheet as at that date and the statements of operations and comprehensive income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2012. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Salvador, November 7, 2012.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance sheet

at September 30, 2012

All amounts in thousands of reais

		Parent Company		Consolidated
Assets	Note	Sep/2012	Dec/2011	Sep/2012	Dec/2011

Current assets
Cash and cash equivalents	5	2,830,396	2,224,335	3,568,870	2,986,819
Financial investments	6	240,457	168,979	241,733	170,297
Trade accounts receivable	7	1,690,742	1,097,482	2,534,964	1,843,756
Inventories	8	2,180,381	1,968,509	3,907,673	3,623,522
Taxes recoverable	10	917,709	606,258	1,452,693	1,036,253
Dividends and interest on capital		22,002	30,268
Prepaid expenses		24,434	60,109	57,375	104,496
Related parties	9	90,767	25,660	24,753	86,591
Other receivables	13	190,502	136,513	432,973	328,583

		8,187,390	6,318,113	12,221,034	10,180,317

Non-current assets
Financial investments	6	28,485	34,720	28,481	34,752
Trade accounts receivable	7	48,817	49,858	51,984	51,056
Taxes recoverable	10	1,092,964	1,062,974	1,605,966	1,506,247
Deferred income tax and social contribution	20(b)	1,149,006	415,002	2,041,628	1,237,144
Judicial deposits	11	161,454	151,592	183,797	174,220
Related parties	9	683,630	1,624,513	150,861	58,169
Insurance claims	12	136,279	246,357	137,467	252,670
Other receivables	13	144,930	138,265	228,793	182,533
Investments in subsidiaries and jointly-controlled subsidiaries	14	9,832,294	8,091,220	87,187
Investment in associates	14	33,092	29,870	33,092	29,870
Other investments		6,454	6,575	10,154	10,844
Property, plant and equipment	15	11,847,268	11,665,942	21,142,882	20,662,721
Intangible assets	16	2,246,258	2,248,675	2,973,317	3,016,692

		27,410,931	25,765,563	28,675,609	27,216,918

Total assets		35,598,321	32,083,676	40,896,643	37,397,235

The Management notes are an integral part of the financial statements

Braskem S.A.

Balance sheet

at September 30, 2012

All amounts in thousands of reais

		Parent Company		Consolidated
Liabilities and equity	Note	Sep/2012	Dec/2011	Sep/2012	Dec/2011

Current liabilities
Trade payables		6,942,871	5,052,757	9,016,995	6,847,340
Borrowings	17	1,053,121	961,519	1,287,755	1,391,779
Hedge operations	18.2	253,509	82,912	253,509	83,392
Payroll and related charges		217,884	155,248	314,950	242,102
Taxes payable	19	247,650	215,924	472,937	329,987
Dividends and interest on capital	26(d)	484,192	1,617	487,401	4,838
Advances from customers	23	426,678	13,935	109,944	19,119
Sundry provisions	21	1,452	18,759	12,439	23,629
Accounts payable to related parties	9	228,264	79,790
Other Payables	24	179,103	47,514	524,037	119,402

		10,034,724	6,629,975	12,479,967	9,061,588

Non-current liabilities
Borrowings	17	10,886,216	11,276,196	15,734,911	13,753,033
Debentures					19,102
Hedge operations	18.2		10,278		10,278
Taxes payable	19	1,077,317	1,500,584	1,189,614	1,613,179
Accounts payable to related parties	9	3,680,680	1,297,567		44,833
Long-term incentives		10,044	15,213	10,044	15,213
Deferred income tax and social contribution	20(b)	999,219	900,716	2,087,785	1,953,353
Pension plans	22		134,506	16,546	149,575
Provision for losses on subsidiaries and jointly-controlled subsidiaries		116,311	90,990	9,931
Advances from customers	23	79,955	77,846	213,213	218,531
Sundry provisions	21	113,445	94,913	326,541	298,094
Other payables	24	256,794	241,412	271,921	280,546

		17,219,981	15,640,221	19,860,506	18,355,737

Equity	26
Capital	(a)	8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		845,998	845,998	845,998	845,998
Revenue reserves		108,714	591,307	108,714	591,307
Other comprehensive income		355,336	315,586	355,336	315,586
Treasury shares	(b)	(48,019)	(11,325)	(96,911)	(60,217)
Profit (losses) accumulated		(961,635)	28,692	(961,635)	28,692

Total attributable to the Company's shareholders		8,343,616	9,813,480	8,294,724	9,764,588

Non-controlling interest	2.4			261,446	215,322

		8,343,616	9,813,480	8,556,170	9,979,910

Total liabilities and equity		35,598,321	32,083,676	40,896,643	37,397,235

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations for the period

at September 30, 2012

All amounts in thousands of reais, except earnings (loss) per share

		Parent Company

	Note	3Q12	YTD12	3Q11	YTD11

Net sales revenue	28	5,521,331	15,217,855	5,038,885	13,757,516
Cost of products sold		(4,836,705)	(13,582,928)	(4,276,831)	(11,576,192)

Gross profit		684,626	1,634,927	762,054	2,181,324

Income (expenses)
Selling		(52,820)	(144,034)	(46,704)	(123,396)
Distribution		(91,307)	(274,833)	(84,753)	(234,747)
General and administrative		(170,457)	(511,731)	(167,626)	(517,084)
Research and development		(22,945)	(62,562)	(16,090)	(41,945)
Results from equity investments	14(c)	(55,848)	196,242	(35,020)	(51,185)
Other operating income (expenses), net		(11,423)	30,075	(9,126)	(13,581)

Operating profit		279,826	868,084	402,735	1,199,386

Financial results	31
Financial expenses		(541,698)	(2,778,412)	(2,250,432)	(2,237,267)
Financial income		56,868	257,850	243,040	439,537

		(484,830)	(2,520,562)	(2,007,392)	(1,797,730)

Loss before income tax and
social contribution		(205,004)	(1,652,478)	(1,604,657)	(598,344)

Current income tax and social contribution	20(a)	(6)	(6)	(50,633)	(154,402)
Deferred income tax and social contribution	20(a)	70,405	641,020	604,479	424,605
		70,399	641,014	553,846	270,203

Loss for the period		(134,605)	(1,011,464)	(1,050,811)	(328,141)

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations for the period

at September 30, 2012

All amounts in thousands of reais, except earnings (loss) per share

			Consolidated

	Note	3Q12	YTD12	3Q11	YTD11

Net sales revenue	28	9,454,393	26,817,002	8,685,938	24,465,845
Cost of products sold		(8,497,552)	(24,371,426)	(7,764,969)	(21,302,177)

Gross profit		956,841	2,445,576	920,969	3,163,668

Income (expenses)
Selling		(112,035)	(306,788)	(88,920)	(253,477)
Distribution		(137,887)	(404,525)	(127,052)	(355,589)
General and administrative		(262,941)	(811,018)	(254,331)	(778,865)
Research and development		(28,335)	(79,692)	(24,797)	(68,546)
Results from equity investments	14(c)	(34,827)	(32,747)	(1,303)	(2,051)
Other operating income (expenses), net	30	6,547	291,410	(8,134)	(40,915)

Operating profit		387,363	1,102,216	416,432	1,664,225

Financial results	31
Financial expenses		(558,885)	(3,142,131)	(2,531,068)	(2,801,395)
Financial income		(9,434)	364,564	467,275	603,638

		(568,319)	(2,777,567)	(2,063,793)	(2,197,757)

Loss before income tax and
social contribution		(180,956)	(1,675,351)	(1,647,361)	(533,532)

Current income tax and social contribution	20(a)	(17,069)	(24,963)	(34,232)	(206,613)
Deferred income tax and social contribution	20(a)	73,777	695,086	635,668	424,190
		56,708	670,123	601,436	217,577

Loss for the period		(124,248)	(1,005,228)	(1,045,925)	(315,955)

Attributable to:
Company's shareholders		(134,605)	(1,011,464)	(1,050,811)	(328,141)
Non-controlling interests in subsidiaries	2.4	10,357	6,236	4,886	12,186

		(124,248)	(1,005,228)	(1,045,925)	(315,955)

Loss per share attributable to the shareholders of the Company at the end of the period (R$)
	27
Basic loss per share - common			(1.2699)		(0.4553)
Basic loss per share - preferred			(1.2699)		(0.4553)
Diluted loss per share - common			(1.2694)		(0.4551)
Diluted loss per share - preferred			(1.2694)		(0.4551)

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of comprehensive income

at September 30, 2012

All amounts in thousands of reais

		Parent Company				Consolidated

	Note	3Q12	YTD12	3Q11	YTD11	3Q12	YTD12	3Q11	YTD11

Loss for the period		(134,605)	(1,011,464)	(1,050,811)	(328,141)	(124,248)	(1,005,228)	(1,045,925)	(315,955)

Other comprehensive income or loss:
Cash flow hedge	18.2.2	625	16,238	2,008	3,233	625	16,238	(1,309)	35,847
Cash flow hedge - subsidiaries				(3,317)	32,614
Foreign currency translation adjustment	14(b)	11,566	48,189	80,677	66,265	17,177	66,446	81,662	67,058
Income tax and social contribution related to
components of comprehensive income	18.2.2	(213)	(5,522)	(1,990)	(1,099)	(213)	(5,522)	(1,990)	(1,099)

Total other comprehensive income		11,978	58,905	77,378	101,013	17,589	77,162	78,363	101,806

Total comprehensive loss for the period		(122,627)	(952,559)	(973,433)	(227,128)	(106,659)	(928,066)	(967,562)	(214,149)

Attributable to:
Company's shareholders						(122,627)	(952,559)	(973,310)	(227,128)
Non-controlling interest						15,968	24,493	5,748	12,979

						(106,659)	(928,066)	(967,562)	(214,149)

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

											Parent company
				Revenue reserves
						Unrealized	Addicional	Other
		Social	Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	Accumulated	Total
	Note	capital	reserve	reserve	incentives	reserve	proposal	income	shares	deficit	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(10,379)		10,439,099
		0	0	0	0	0		0	0		0
Comprehensive income for the period:
Loss for the period										(328,141)	(328,141)
Fair value of cash flow hedge, net of taxes								34,748			34,748
Foreign currency translation adjustment								66,265			66,265
								101,013		(328,141)	(227,128)

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary								22,434			22,434
Realization of additional property, plant and equipment price-level								(20,427)		20,427
								2,007		20,427	22,434

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(250,346)				(250,346)
Expired dividends										531	531
Repurchase of treasury shares									(946)		(946)
Gain on interest in subsidiary								2,361			2,361
							(250,346)	2,361	(946)	531	(248,400)

At September 30, 2011		8,043,222	845,998	87,710	5,347	995,505		326,731	(11,325)	(307,183)	9,986,005

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(11,325)	28,692	9,813,480

Comprehensive income for the period:
Loss for the period										(1,011,464)	(1,011,464)
Fair value of cash flow hedge, net of taxes	18.2.2							10,716			10,716
Foreign currency translation adjustment	14(b)							48,189			48,189
								58,905		(1,011,464)	(952,559)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(710)		710
Realization of additional property, plant and equipment price-level								(20,427)		20,427
								(21,137)		21,137

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting	26(d)						(482,593)				(482,593)
Gain on interest in subsidiary	14(b)							1,982			1,982
Repurchase of treasury shares	26(b)								(36,694)		(36,694)
							(482,593)	1,982	(36,694)		(517,305)

At September 30, 2012		8,043,222	845,998	87,710	4,547	16,457		355,336	(48,019)	(961,635)	8,343,616

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

													Consolidated
		Attributed to the Company’s shareholders
				Revenue reserves
						Unrealized	Addicional	Other			Total interest
		Social	Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	Accumulated	of Braskem’s	Non-controlling	Total
	Note	Capital	reserves	reserve	incentives	reserve	proposal	income	shares	deficit	shareholders	interest	equity

At December 31, 2010		8,043,222	845,998	87,710	5,347	995,505	250,346	221,350	(59,271)		10,390,207	18,079	10,408,286

Comprehensive income for the period:
Profit (loss) for the period										(328,141)	(328,141)	12,186	(315,955)
Fair value of cash flow hedge, net of taxes								34,748			34,748		34,748
Foreign currency translation adjustment								66,265			66,265	793	67,058
								101,013		(328,141)	(227,128)	12,979	(214,149)

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary								22,434			22,434		22,434
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(20,427)		20,427
								2,007		20,427	22,434		22,434

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting							(250,346)				(250,346)		(250,346)
Non-controlling interest												109,709	109,709
Expired dividends										531	531	(269)	262
Repurchase of treasury shares									(946)		(946)		(946)
Gain on interest in subsidiary								2,361			2,361	(2,361)
							(250,346)	2,361	(946)	531	(248,400)	107,079	(141,321)

At September 30, 2011		8,043,222	845,998	87,710	5,347	995,505		326,731	(60,217)	(307,183)	9,937,113	138,137	10,075,250

At December 31, 2011		8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)	28,692	9,764,588	215,322	9,979,910

Comprehensive income for the period:
Profit (loss) for the period										(1,011,464)	(1,011,464)	6,236	(1,005,228)
Fair value of cash flow hedge, net of taxes	18.2.2							10,716			10,716		10,716
Foreign currency translation adjustment	14(b)							48,189			48,189	18,257	66,446
								58,905		(1,011,464)	(952,559)	24,493	(928,066)

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes								(710)		710
Realization of additional property, plant and equipment price-level
restatement, net of taxes								(20,427)		20,427
								(21,137)		21,137

Contributions and distributions to shareholders:
Additional dividends approved at Shareholders’ Meeting	26(d)						(482,593)				(482,593)		(482,593)
Capital increase from non-controlling interest												23,613	23,613
Gain (loss) on interest in subsidiary	14(b)							1,982			1,982	(1,982)
Repurchase of treasury shares	26(b)								(36,694)		(36,694)		(36,694)
							(482,593)	1,982	(36,694)		(517,305)	21,631	(495,674)

At September 30, 2012		8,043,222	845,998	87,710	4,547	16,457		355,336	(96,911)	(961,635)	8,294,724	261,446	8,556,170

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

at September 30, 2012

All amounts in thousands of reais

	Parent Company		Consolidated
	Sep/2012	Sep/2011	Sep/2012	Sep/2011

Loss before income tax and social contribution	(1,652,478)	(598,344)	(1,675,351)	(533,532)
Adjustments for reconciliation of loss
Depreciation, amortization and depletion	884,551	790,223	1,436,596	1,280,371
Results from equity investments	(196,242)	51,185	32,747	2,051
Interest and monetary and exchange variations, net	1,656,561	1,493,995	2,014,083	1,847,811
Provisions for losses and write-off of long-lived assets	66,707	(486)	(13,271)	12,846

	759,099	1,736,573	1,794,804	2,609,547

Changes in operating working capital
Held-for-trading financial investments	(64,122)	64,736	(46,819)	72,465
Trade accounts receivable	(630,257)	(478,770)	(700,603)	(628,090)
Inventories	(198,835)	(160,704)	(291,830)	(431,669)
Taxes recoverable	(309,235)	(143,915)	(495,471)	(218,797)
Prepaid expenses	35,675	27,348	46,935	31,223
Related parties		(322,208)
Other receivables	(67,889)	13,389	(71,765)	(184,460)
Trade payables	1,890,048	762,702	2,177,544	1,850,849
Taxes payable	(301,217)	74,497	(278,425)	39,252
Long-term incentives	(5,168)	1,204	(5,169)	1,204
Advances from customers	414,852	20,317	85,507	159,930
Sundry provisions	19,534	(63,710)	17,257	(24,327)
Other payables	230,727	(326,674)	341,467	(151,851)

Cash from operations	1,773,212	1,204,785	2,573,432	3,125,276

Interest paid	(451,337)	(402,577)	(525,356)	(565,963)
Income tax and social contribution paid	(29,809)	(40,885)	(29,429)	(71,552)

Net cash generated by operating activities	1,292,066	761,323	2,018,647	2,487,761

Proceeds from the sale of fixed assets and investments		423	6,026	2,638
Proceeds from the capital decrease in associates		6,600		6,600
Cash effect from incorporated subsidiary	394
Acquisitions of investments in subsidiaries and associates	(110,536)	(415,168)
Acquisitions to property, plant and equipment	(1,121,218)	(1,003,771)	(1,850,714)	(1,474,537)
Acquisitions of intangible assets	(7,655)	(1,986)	(8,130)	(7,118)
Held-to-maturity financial investments	13,045	(2,760)	(6,626)	(11,802)

Net cash used in investing activities	(1,225,970)	(1,416,662)	(1,859,444)	(1,484,219)

Short-term and long-term debts
Obtained borrowings	3,127,193	2,993,438	5,596,279	5,137,845
Payment of borrowings	(4,175,358)	(3,071,827)	(5,085,521)	(4,813,476)
Related parties
Obtained loans	1,794,853	2,186,512
Payment of loans	(293,928)	(1,613,622)
Current accounts, net	123,918
Dividends paid	(19)	(664,851)	(19)	(664,851)
Non-controlling interests in subsidiaries			17,426	(3,869)
Repurchase of shares	(36,694)	(946)	(36,694)	(946)
Capital increase				2,361

Net cash provided by (used in) financing activities	539,965	(171,296)	491,471	(342,936)

Exchange variation on cash of foreign subsidiaries			(34,076)	(104,722)

Increase (decrease) in cash and cash equivalents	606,061	(826,635)	616,598	555,884

Represented by
Cash and cash equivalents at the beginning of the year	2,224,335	2,339,060	2,952,272	2,698,075
Cash and cash equivalents at the end of the year	2,830,396	1,512,425	3,568,870	3,253,959

Increase (decrease) in cash and cash equivalents	606,061	(826,635)	616,598	555,884

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of value added

At September 30, 2012

All amounts in thousands of reais

	Parent Company		Consolidated
	Sep/2012	Sep/2011	Sep/2012	Sep/2011

Revenue	18,366,760	16,895,231	31,918,080	29,307,051
Sale of goods, products and services	18,340,952	16,892,265	31,633,956	29,328,874
Other income (expenses), net	46,934	4,056	319,978	(16,318)
Allowance for doubtful accounts	(21,126)	(1,090)	(35,854)	(5,505)
Inputs acquired from third parties	(15,002,976)	(13,474,203)	(26,615,578)	(24,517,510)
Cost of products, goods and services sold	(14,406,977)	(12,920,283)	(25,641,686)	(23,666,638)
Material, energy, outsourced services and others	(595,920)	(543,851)	(968,887)	(849,541)
Impairment / recovery of assets	(79)	(10,069)	(5,005)	(1,331)
Gross value added	3,363,784	3,421,028	5,302,502	4,789,541

Depreciation, amortization and depletion	(884,551)	(790,223)	(1,436,596)	(1,280,371)

Net value added produced by the entity	2,479,233	2,630,805	3,865,906	3,509,170

Value added received in transfer	454,239	388,536	332,018	601,779
Results from equity investments	196,242	(51,185)	(32,747)	(2,051)
Financial income	257,850	439,537	364,564	603,638
Other	147	184	201	192

Total value added to distribute	2,933,472	3,019,341	4,197,924	4,110,949

Personnel	367,267	369,492	622,747	603,112
Direct compensation	266,693	283,533	467,252	466,404
Benefits	74,287	63,527	119,606	103,965
FGTS (Government Severance Pay Fund)	26,287	22,432	35,889	32,743

Taxes, fees and contributions	705,611	636,891	1,312,116	887,205
Federal	(305,607)	198,900	(101,677)	327,298
State	1,006,139	433,852	1,390,302	543,833
Municipal	5,079	4,139	23,491	16,074

Remuneration on third parties' capital	2,872,058	2,341,099	3,268,289	2,936,587
Financial expenses (including exchange variation)	2,768,283	2,231,492	3,129,692	2,792,591
Rentals	103,775	109,607	138,597	143,996

Remuneration on own capital	(1,011,464)	(328,141)	(1,005,228)	(315,955)
Loss for the period	(1,011,464)	(328,141)	(1,011,464)	(328,141)
Non-controlling interests in loss for the period			6,236	12,186

Value added distributed	2,933,472	3,019,341	4,197,924	4,110,949

The Management notes are an integral part of the financial statements

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

1.                       Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia, which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 in Brazil and 7 abroad (5 in the United States and 2 in Germany).

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which indirectly holds interests of 50.11% and 38.11% in its voting and total capital, respectively.

(a)                    Material operating events

(a.1)       In December 2011, Sunoco Chemicals, Inc. (“Sunoco”) announced the definitive shutdown of operations at its refinery that was responsible for supplying propylene, the main feedstock to one of the five polypropylene (“PP”) plants of the subsidiary Braskem America Inc (“Braskem America) in the United States.

In 2012, Sunoco formally informed the Management of Braskem America of its alternative plan to supply feedstock, as required under the supply agreement entered into in 2010. The definitive termination of the supply agreement occurred on June 8, 2012, upon payment of the respective compensation set forth in the contract, in the amount of R$235,962 (Note 30).

Despite the termination of the supply agreement, the Management of Braskem America pursued alternative supply and logistics solutions in order to continue operations at the unit and has already identified other sources to supply the feedstock required.

Another important and fundamental step in maintaining the operations at the plant was the acquisition of a propylene splitter unit from Sunoco on June 29, 2012. This unit transforms refinery-grade propylene into polymer-grade propylene. This acquisition does not represent a business combination, since it does not meet the definitions required by IFRS 3 and its corresponding CPC 15 (R1).

With the acquisition, Braskem America expanded its supply sources, since the supply of refinery-grade propylene is more abundant in the U.S. market.

(a.2)       On August 17, 2012, the Company inaugurated, in Marechal Deodoro, Alagoas, a new plant with annual production capacity of 200 kton of polyvinyl chloride (“PVC”). With the plant’s inauguration, Braskem’s annual PVC production capacity increased to 710 kton. Total investment in the plant was approximately R$1 billion.

(a.3)       On September 13, 2012, the Company inaugurated, in the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, a new plant with annual production capacity of 103 kton of butadiene. The new plant is already operating at full production capacity. Total investment was approximately R$300 million.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Corporate events

(b.1)       On January 27, 2012, the controlling shareholder of Braskem, BRK Investimentos Petroquímicos S.A. (“BRK”) was proportionally spun-off. In the spin–off, a part of the shares issued by Braskem that were held by BRK was delivered to Petróleo Brasileiro S.A. – Petrobras (“Petrobras”). With the spin-off, BRK became a wholly-owned subsidiary of Odebrecht Serviços e Participações (“OSP”) and maintained ownership of shares corresponding to 50.11% and 28.23% of the voting and total capital of Braskem, respectively. On the same date, the merger of Petrobras Química S.A. – Petroquisa (“Petroquisa”) into Petrobras was approved and Petrobras became the holder of 47.03% and 35.95% of the voting and total capital of Braskem, respectively.

(b.2)       On February 27, 2012, the company Braskem International GmbH (“Braskem Áustria”) was incorporated with the purpose of holding equity interests in other companies, in addition to performing financial and commercial operations. The capital stock was fully paid up by the Parent Company, a sole partner, in the amount of R$81 (EUR 35 thousand) (Note 14(b)).

(b.3)       On February 28, 2012, the Extraordinary Shareholders’ Meeting of the Parent Company approved the merger of the subsidiary Ideom Tecnologia Ltda., based on its net book value as of December 31, 2011, in the amount of R$20,762, pursuant to the terms and conditions set forth in the protocol and justification dated February 6, 2012.

(b.4)       On April 30, 2012, the capital stock of the subsidiaries Braskem Petroquímica S.A. (“Braskem Petroquímica”) and Rio Polímeros S.A. (“Riopol”) was increased in the amounts of R$649,639 and R$738,799, respectively (Note 14(b)), without the issue of new shares, as approved at the respective shareholders’ meetings. The increases occurred through utilization of the balances recorded under advance for future capital increase.

(b.5)       On June 27, 2012, Braskem Áustria incorporated Braskem Petroquímica Ibérica, S.L. (“Braskem Espanha”), which has capital of EUR 3 thousand. The purpose of this subsidiary is to hold equity interests in other companies.

(b.6)       On June 30, 2012, BRK was merged into its parent company OSP, which now holds 50.11% and 38.11% of the voting and total capital of the Parent Company, respectively.

(b.7)       On August 27, 2012, Braskem Áustria incorporated Braskem Áustria Finance GmbH (“Braskem Áustria Finance”), which has capital of EUR 35 thousand. The subsidiary’s purpose is to raise funds in international financial markets.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(c)                    Net working capital

On September 30, 2012, net working capital at the Parent Company and Consolidated were negative R$1,847,334 and R$258,933, respectively. The consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reasons, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of the consolidated group. Although the consolidated net working capital is negative, the Company does not have any issue regarding liquidity, since this condition is only temporary. Braskem is lending funds to its subsidiary Braskem Idesa, in connection with the investments in property, plant and equipment made by this subsidiary in the Ethylene XXI Project (Note 15), which will be reimbursed upon the inflow of funds from the Project Finance, which is in final phase of structuring. As of September 30, 2012, the amount sent by the Parent Company was R$400,273 (US$197 million) and was related to its 65% interest in the project. The Idesa Group, the non-controlling shareholder of Braskem Idesa, has also provided funds for the project corresponding to the 35% interest it holds in the subsidiary, with the amount of R$215,066 (US$105 million) recorded in “other accounts payable” under current liabilities in the consolidated financial statements (Note 24(a)).

The Company also has two revolving credit lines that may be used at any time and which allow for a reduction in the cash balance maintained by Braskem (Note 3.3).

(d)                    Effect of foreign exchange variation

The Company has balances and transactions in U.S. dollar, as well as financial investments, trade accounts receivable, trade payables, borrowings and sales. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date each operation occurs. These rates are informed by the Central Bank of Brazil.

The following table shows the U.S. dollar average and end-of-period exchange rates for the periods in this report:

U.S. dollar, end of period
September 2012	R$ 2.0306
December 2011	R$ 1.8758
Appreciation of the U.S. dollar in relation to the Brazilian real	8.25%

Average U.S. dollar rate
Nine-month period ended September 30, 2012	R$ 1.9213
Nine-month period ended September 30, 2011	R$ 1.6331
Appreciation of the U.S. dollar in relation to the Brazilian real	17.65%

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This quarterly information should be read together with the financial statements of Braskem S.A. as of December 31, 2011 and for the year then ended, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the quarterly information in relation to those used in the December 31, 2011 financial statements.

(a)                    Consolidated quarterly information

The consolidated quarterly information was prepared and is being presented in accordance with the pronouncements CPC 21 and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements.

(b)                    Parent company quarterly information

The parent company quarterly information was prepared and is being presented in accordance with pronouncement CPC 21.

2.2.                 Significant accounting policies

There were no changes in the accounting practices used in the preparation of the quarterly information in relation to those presented in the December 31, 2011 financial statements, except for the method of recognition of jointly controlled investments (Note 2.3). The accounting practice adopted complies with the alternative provided for by IAS 31and its corresponding CPC 19 (R1), which determine that such investments may initially be valued at their acquisition cost and subsequently using the equity method.

Due to the accounting of jointly controlled companies using the equity method as of 2012, the balance of cash and cash equivalents in the consolidated statement of cash flow at the start of the period (January 1, 2012) was reduced by R$34,547, which corresponds to the balances at Refinaria de Petróleo Riograndense (“RPR”), Polipropileno Del Sul S.A. (“Propilsur”) and Polietilenos de America S.A. (“Polimerica”) on that date.

2.3.                 Consolidated quarterly information

On September 30, 2012, investments in jointly controlled companies of the Company are calculated using the equity method and no longer based on proportionate consolidation (Note 2.2). The consolidated information for prior periods will not be restated given the immateriality of the balances of these jointly controlled companies to the Company's financial statements.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

The consolidated quarterly information includes the quarterly information of the Company (Note 2.2) in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

		Total interest - %
		Headquarters
		(Country)	Sep/2012	Dec/2011	Sep/2011

Direct and indirect subsidiaries
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(i)	Austria	100.00
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem Distribuidora Ltda.(“Braskem Distribuidora”)		Brazil	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Island	100.00	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")		Mexico	65.00	65.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	65.00	65.00	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brazil	100.00	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Cayman Island	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")	(ii)	Austria	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00	100.00
Braskem Mexico, S de RL de CV (“Braskem Mexico”)		Mexico	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica S.A. (“Braskem Petroquímica”)		Brazil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(iii)	Spain	100.00	-	-
Braskem Qpar S.A. (“Braskem Qpar”)		Brazil	100.00	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	53.92	54.09	54.23
Common Industries Ltd. (“Common”)		British Virgin Islands	100.00	100.00	100.00
Ideom Tecnologia Ltda. (“Ideom”)	(iv)	Brazil		100.00	100.00
IQ Soluções & Química S.A.(“Quantiq”)		Brazil	100.00	100.00	100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)		Brazil	100.00	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguai	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00
Rio Polímeros S.A. (“Riopol”)		Brazil	100.00	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00	100.00

Jointly-controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“RPR”)		Brazil		33.20	33.20
Polietilenos de America S.A.(“Polimerica”)		Venezuela		49.00	49.00
Polipropileno Del Sur S.A.(“Propilsur”)		Venezuela		49.00	49.00

(i) Company incorporated in August 2012 (Note 1 (b.7)).
(ii) Company incorporated in February 2012 (Note 1 (b.2)).
(iii) Company incorporated in June 2012 (Note 1 (b.5)).
(iv) Merged into Braskem in February 2012 (Note 1 (b.3)).

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

2.4.                 Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

	Equity, adjusted		Profit (loss) for the period, adjusted
	Sep/2012	Dec/2011	Sep/2012	Sep/2011

Braskem Idesa	128,564	93,578	(1,885)	(2,640)
Cetrel	132,882	121,744	8,121	14,826
Total	261,446	215,322	6,236	12,186

2.5.                 Reconciliation of equity and profit (loss) for the period

between parent company and consolidated

	Equity		Profit (loss) for the period
	Sep/2012	Dec/2011	Sep/2012	Sep/2011

Parent Company	8,343,616	9,813,480	(1,011,464)	(328,141)
Braskem shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)
Non-controlling interest	261,446	215,322	6,236	12,186
Consolidated	8,556,170	9,979,910	(1,005,228)	(315,955)

3.                       Risk management

Braskem is exposed to (i) market risks arising from variations in commodity prices, foreign exchange rates and interest rates; (ii) the credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable; and (iii) liquidity risks to meet its obligations related to financial liabilities.

Braskem adopts procedures for managing market, credit and liquidity risks that are in conformity with the  financial policy approved by the Board of Directors on August 9, 2010. The purpose of risk management is to protect the cash flows of Braskem and reduce the threats to the financing of its operating working capital and investment programs.

3.1.                 Market risk

Braskem prepares a sensitivity analysis for the main types of market risk to which it is exposed, which is presented in Note 18.4.

(a)                    Exposure to commodity risks

Braskem is exposed to the variation in the prices of certain commodities and, in general, seeks to transfer the variations caused by fluctuations in market prices. On the other hand, during the period ended September 30, 2012, the Company entered into derivative operations to hedge against the exposure to risks arising from isolated transactions involving the commodities naphtha and ethanol (Note 18.2.1). Additionally, an immaterial part of sales is performed based on fixed-price contracts or contracts with a maximum and/or minimum fluctuation range. These contracts can be commercial agreements or derivative contracts associated with future sales.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Exposure to foreign exchange risk

Braskem has commercial operations denominated in or pegged to foreign currencies. Braskem’s inputs and products have prices denominated in or strongly influenced by international prices of commodities, which are usually denominated in U.S. dollar. Additionally, Braskem has long-term loans in foreign currencies that expose it to variations in the foreign exchange rate between the Brazilian real and the foreign currency, in particular the U.S. dollar. Braskem manages its exposure to foreign exchange risk through the combination of debt, financial investments and accounts receivable denominated in foreign currencies and through derivative operations. Braskem’s financial policy for managing foreign exchange risks provides for the maximum and minimum coverage limits that must be observed and which are continuously monitored by its Management.

On September 30, 2012, Braskem prepared a sensitivity analysis for its exposure to U.S. dollar risk, as informed in Note 18.4(c).

(c)                    Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Long-Term Interest Rate (“TJLP”), to fixed rates in Brazilian real and to the variation in the Interbank Certificate of Deposit (“daily CDI”) rate.

In the period ended September 30, 2012, Braskem held swap contracts designated as hedge accounting that: (i) exposure of principal in pre-contractual rate and hedge in CDI overnight rate; and (ii) exposure of principal in LIBOR and hedge in fixed rate (Note 18.2).

On September 30, 2012, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and TJLP, as informed in Notes 18.4(d), 18.4(e), 18.4(f), respectively.

3.2.                 Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in current accounts with banks, financial investments and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On September 30, 2012, Braskem held netting contracts with Banco Citibank S.A. HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Itaú BBA S.A. Banco Safra S.A. Banco Santander (Brasil) S.A. Banco Votorantim S.A. Banco West LB do Brasil S.A. Banco Caixa Geral – Brasil S.A. and Banco Bradesco S.A., which seek to mitigate credit and liquidity risks in the event of the insolvency of the parties involved.  Approximately 33% of the amounts held in cash and cash equivalents (Note 5) and financial investments (Note 6) are contemplated by these agreements, whose related liabilities are accounted for under “borrowings” (Note 17).

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On September 30, 2012, the balance of trade accounts receivable was net of allowance for doubtful accounts of R$289,440 (R$253,607 on December 31, 2011).

3.3.                 Liquidity risk and capital management

Braskem has a calculation methodology to determine operating cash and minimum cash for the purpose of, respectively: (i) ensuring the liquidity needed to comply with short-term obligations, calculated based on the operating disbursements projected for the following month; and (ii) ensuring that the Company maintains liquidity during potential crises, calculated based on the projected operating cash generation, less short-term debts, working capital needs and other items.

In the period ended September 30, 2012, some of Braskem’s borrowing agreements had financial covenants that linked net debt and the payment of interest to its consolidated EBITDA (earnings before interest, tax, depreciation and amortization) (Note 17 (h)). The Company’s Management monitored these indicators on a quarterly basis in U.S. dollar, as established in the borrowing agreements. These agreements were settled in the third quarter of 2012 and the Company no longer holds commitments of this nature.

Additionally, Braskem has two revolving credit lines amounting to: (i) US$350 million, which may be used without restriction for a period of three years as from September 2010; and (ii) US$250 million, which may be used without restriction for a period of five years as from August 2011. On September 30, 2012, Braskem had not drawn any credit from these lines.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

4.                       Business combination

PP assets abroad – Dow Chemical

On September 30, 2011, Braskem, through its subsidiaries Braskem America and Braskem Alemanha, acquired the PP business of Dow Chemical for R$607.6 million (US$323 million). On the same date, the amount of R$312,263 (US$166 million) was paid, which corresponds to the portion of accounts payables that were assumed in the transaction.

The agreement also provided for adjustments to the amount paid based on the variation in trade accounts receivable and inventory, for which the final amount was a receivable of R$23.7 million (US$12.3 million) by the acquirers.

The negotiation included four industrial units, of which two are in the United States and two in Germany, with combined annual production capacity of 1,050 thousand tons of PP.

In the United States and Germany, the acquisition included mainly industrial plants, trade accounts receivable, inventory and assumed liabilities related to the business operation. In the United States, the acquired plants are located in the state of Texas and have annual production capacity of 505 thousand tons of PP. In Germany, the plants have annual production capacity of 545 thousand tons of PP.

The amount paid included trade accounts receivable and inventory located in Mexico through the subsidiary Braskem México, in the amount of R$13.2 million (US$7.6 million), net of the accounts payable assumed. Since it represented an isolated asset acquisition closed in the short term with the sale of inventory and the financial settlement of accounts receivable and payable, this part of the operation was not considered a business combination.

The effective settlement of the operation by the parties occurred on September 30, with financial settlement on October 3, 2011. Until the effective payment to Dow Chemical, the acquirers did not make any relevant decisions regarding the operations of the plants, which began to occur only after October 3. The rights and obligations generated as of October 1, 2011 are the responsibility of the acquirers, such as the inventory produced and the new obligations assumed.

The reasons mentioned above lead to the conclusion that the acquisition of control occurred on October 3, 2011, the date of the registration of the business combination and as of when the acquired assets and liabilities were consolidated into Braskem’s financial statements.

This acquisition was approved by Brazil’s antitrust authority CADE (Conselho Administrativo de Defesa Econômica) on February 8, 2012, by the corresponding U.S. regulatory body on September 9, 2011, and by the European antitrust authorities on September 28, 2011.

The allocation of the amounts of the assets acquired and liabilities assumed in the financial statements for the year ended December 31, 2011 was made on a preliminary basis by the acquirers. The Company contracted independent experts to measure the fair value of this acquisition, which was concluded in the second quarter of 2012. As a result of this assessment, and as required by IFRS 3 and its corresponding CPC 15 (R1), the Company recognized, retrospectively, among other, the following main amounts in the 2011 financial statements:

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(i)       addition of property, plant and equipment, in the amount of R$36,526;

(ii)     effect on deferred income tax loss, in the amount of R$15,021.

The Company also recognized a credit, in the amount of R$8,540, related to an adjustment in the amount paid, as provided for by the initial agreement.

Therefore, the Company recognized a gain (bargain purchase) of R$30,045 (US$16.3 million) in the 2011 financial statements under “retained earnings”. The Company also recognized depreciation on the fair value adjustment in the amount of R$1,992, and its deferred income tax effect in the amount of R$639.

 The following table summarizes the consideration paid to Dow Chemical and the fair values of the assets acquired and liabilities assumed, which were recognized retrospectively in the financial statements of December 31, 2011:

	United States	Germany	Total business combination	Mexico	Total
Transferred consideration
Cash	285,135	285,551	570,686	13,214	583,900
Total transferred consideration (A)	285,135	285,551	570,686	13,214	583,900

Recognized values of identifiable assets acquired and liabilities assumed
Current assets
Trade receivable accounts	143,932	133,438	277,370	18,948	296,318
Inventories	161,617	126,385	288,002	12,661	300,663
Non-current assets
Property, plant and equipment	137,186	222,483	359,669		359,669

Current liabilities
Trade payables	(140,558)	(153,310)	(293,868)	(18,395)	(312,263)
Other payable accounts	(845)	(141)	(985)		(985)
Non-current liabilities
Deferred income tax	(6,374)	(8,647)	(15,021)		(15,021)
Pension plans		(14,436)	(14,436)		(14,436)

Total comprehensive identified assets and
assumed liabilities in a fair value (B)	294,959	305,773	600,731	13,214	613,945

Result of business combination (A) - (B)	9,824	20,222	30,045		30,045

                        A specialized independent company estimated the fair value of assets acquired and liabilities assumed, based on the following assumptions:

(i)       the fair value of trade accounts receivable was calculated based on the collectability of the receivables acquired;

(ii)     the fair value of inventory was calculated considering the net realizable value of inventories;

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(iii)   the method used to calculate the value of property, plant and equipment was the “replacement cost approach”, reduced by economic and functional obsolescence. The Management, together with its external valuation experts, believed that because it uses the unit value of each asset comprising the plant, the “market approach” would not reflect the actual economic value, since it would not consider the costs with the technologies installed, installation-support and the active connection with the production and distribution system. During the valuation process, the following information was considered: (a) the installation cost of  similar plants; (b) the most recent quotes for the expansion and replacement of similar  assets; (c) the cash price for replacing the asset, considering the use conditions on the inspection date; and (d) the projected cash flows of the business.

(iv)   the fair value of trade payables was determined based on the amount paid to settle the obligations by Dow during the negotiation; and

(v)     the fair value of private pension plans was determined based on the net present value of actuarial liabilities.

The information related to the other business combinations carried out by the Company was presented in Note 5 to the annual financial statements for 2011.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

5.                       Cash and cash equivalents

	Parent Company		Consolidated
	Sep/2012	Dec/2011	Sep/2012	Dec/2011

Cash and banks	17,406	69,306	352,424	349,916
Cash equivalents:
Domestic market	2,722,737	1,748,027	2,910,313	1,899,825
Foreign market	90,253	407,002	306,133	737,078
Total	2,830,396	2,224,335	3,568,870	2,986,819

This table was presented in the 2011 annual financial statements of the Company, in Note 6.

6.                       Financial investments

	Parent Company		Consolidated
	Sep/2012	Dec/2011	Sep/2012	Dec/2011
Held-for-trading
Investments in FIM Sol	50,741	36,410	50,741	36,410
Investments in foreign currency	5,476	10,716	5,476	10,716
Shares	3,023	3,023	3,023	3,023
Loans and receivables
Investments in FIM Sol	157,571	116,007	157,571	116,007
Investments in national currency	504		504
Held-to-maturity
Quotas of investment funds in credit rights	45,219	34,720	45,219	34,720
Restricted deposits	6,408	2,823	7,680	4,173
Investments in foreign currency			306,595
Compensation of investments in foreign currency (i)			(306,595)
Total	268,942	203,699	270,214	205,049

In current assets	240,457	168,979	241,733	170,297
In non-current assets	28,485	34,720	28,481	34,752
Total	268,942	203,699	270,214	205,049

This table was presented in the 2011 annual financial statements of the Company, in Note 7.

(i)       On September 30, 2012, Braskem Holanda had a financial investments held-to-maturity that was irrevocably offset by an export prepayment agreement of the Parent Company, in the amount of US$150 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 17(b)). This accounting offset was carried out in accordance with CPC 39 and IAS 32, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

7.                       Trade accounts receivable

	Parent company		Consolidated
	Sep/2012	Dec/2011	Sep/2012	Dec/2011
Consumers:
Domestic market	954,662	660,289	1,289,336	866,168
Foreign market	995,094	676,122	1,587,052	1,282,251
Allowance for doubtful accounts	(210,197)	(189,071)	(289,440)	(253,607)
Total	1,739,559	1,147,340	2,586,948	1,894,812

In current assets	1,690,742	1,097,482	2,534,964	1,843,756
In non-current assets	48,817	49,858	51,984	51,056
Total	1,739,559	1,147,340	2,586,948	1,894,812

This table was presented in the 2011 annual financial statements of the Company, in Note 8.

8.                       Inventories

	Parent company		Consolidated
	Sep/2012	Dec/2011	Sep/2012	Dec/2011

Finished goods	1,492,993	1,192,940	2,809,472	2,444,547
Raw materials, production inputs and packaging	559,845	620,877	804,652	866,206
Maintenance materials	101,116	95,980	194,985	183,779
Advances to suppliers	10,334	16,522	57,131	58,200
Imports in transit and other	16,093	42,190	41,433	70,790
Total	2,180,381	1,968,509	3,907,673	3,623,522

This table was presented in the 2011 annual financial statements of the Company, in Note 9.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

9.                       Related parties

The information concerning related parties was presented in the 2011 annual financial statements of the Company, in Note 10.

(a)                    Parent company

	Balances at September 30, 2012
	Assets
	Current						Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	18,088	3,587				21,675
Braskem Argentina	65,439					65,439
Braskem Chile	522					522
Braskem Holanda	11,930	168				12,098
Braskem Idesa		2,434				2,434
Braskem Inc	142,856					142,856		7,447		7,447
Braskem Participações		96				96	1,405			1,405
Braskem Petroquímica	25,765		16,283	14,273	(i)	56,321
Braskem Qpar	580		37,363			37,943	574,079			574,079
Cetrel	29					29
Lantana								59		59
Quantiq	1,737			7,729	(i)	9,466
Riopol	6,308		15,441			21,749
	273,254	6,285	69,087	22,002		370,628	575,484	7,506		582,990

Jointly-controlled subsidiaries
Propilsur		2,400				2,400
		2,400				2,400

Associated companies
Borealis	7,449	187				7,636
Sansuy	15,409					15,409
	22,858	187				23,045

Related companies
Petrobras	14,677		12,808			27,485		61,657	38,983	100,640
	14,677		12,808			27,485		61,657	38,983	100,640

EPE
FIM Sol				2,728,017	(ii)	2,728,017
				2,728,017		2,728,017

Total	310,789	8,872	81,895	2,750,019		3,151,575	575,484	69,163	38,983	683,630

(i) Amounts in "dividends and interest on capital receivable"
(ii)Amounts in "cash and cash equivalents" : R$ 2,519,705 and in "financial investments": R$ 208,312

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

	Balances at September 30, 2012
	Liabilities
	Current						Non-Current
	Trade payables	Advances from customers	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
				Advance to export	Payable notes			Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem America	1			168,917		168,918		406,120			406,120
Braskem Distribuidora									6,937		6,937
Braskem Holanda		365,700		56,555		422,255		2,505,407			2,505,407
Braskem Importação									113		113
Braskem Inc	2,495,664		109,316		795	2,605,775	3,225,074			85,636	3,310,710
Braskem Petroquímica	4,627				12	4,639			15,728		15,728
Braskem Qpar	1,916				7	1,923
Cetrel	2,097					2,097
IQAG									607		607
ISATEC	9					9
Politeno Empreendimentos									15		15
Quantiq	172				1,954	2,126			70,143		70,143
Riopol	2,094				24	2,118			589,974		589,974
	2,506,580	365,700	109,316	225,472	2,792	3,209,860	3,225,074	2,911,527	683,517	85,636	6,905,754

Related companies
Construtora Norberto Odebrecht ("CNO")	1,984					1,984
Petrobras	1,284,156					1,284,156
	1,286,140					1,286,140

Total	3,792,720	365,700	109,316	225,472	2,792	4,496,000	3,225,074	2,911,527	683,517	85,636	6,905,754

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to September 30, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	11,065		(493)
Braskem Argentina	111,641		1,887
Braskem Chile	22,876		116
Braskem Finance			1
Braskem Holanda	359,468		(353,055)
Braskem Idesa			11
Braskem Inc	143,929	1,680,358	(536,229)
Braskem Petroquímica	274,427	153,604
Braskem Qpar	26,907	66,128	(22,822)
Ideom	2	5,500
Lantana			4
Quantiq	138,505	8,772
Riopol	114,818	71,253
	1,203,638	1,985,615	(910,580)

Jointly-controlled subsidiaries
Polimerica			28
Propilsur			43
RPR	11,085	1,482	743
	11,085	1,482	814

Associated companies
Borealis	76,200
Sansuy	20,961	11,050
	97,161	11,050

Related companies
CNO		170,300
Odebrecht Serviços e Participações ("OSP")		87,538
Petrobras	495,671	7,618,850	3,488
Refinaria Alberto Pasqualini ("Refap")	3,150	231,385
	498,821	8,108,073	3,488

Post-employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				15,697
				15,697

Total	1,810,705	10,106,220	(906,278)	15,697

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2011
	Assets
	Current					Non-current
	Trade accounts receivable	Related parties	Other		Total	Related parties			Total
		Other receivable				Current accounts	Loan agreements	Advance for future capital increase

Subsidiaries
Braskem America	8,164				8,164
Braskem Argentina	37,149				37,149
Braskem Chile	496	10			506
Braskem Holanda	171,590				171,590
Braskem Inc	30,641				30,641		6,633		6,633
Braskem México		581			581
Braskem Petroquímica	77,055		14,273	(i)	91,328			649,639	649,639
Braskem Participações		96			96	1,497			1,497
Braskem Qpar	3,137				3,137	155,712			155,712
Ideom	189				189	8,987			8,987
Lantana						54			54
Politeno Empreendimentos						1			1
Quantiq	7,788		15,995	(i)	23,783	5,022			5,022
Riopol	12,977				12,977			738,799	738,799
	349,186	687	30,268		380,141	171,273	6,633	1,388,438	1,566,344
Jointly-controlled subsidiaries
Propilsur		5,196			5,196
Polimerica		3,497			3,497
		8,693			8,693
Associated companies
Borealis	2,936	187			3,123
	2,936	187			3,123
Related companies
Petrobras	5,329	15,990			21,319		58,169		58,169
Other	19,953	103			20,056
	25,282	16,093			41,375		58,169		58,169
EPE
FIM Sol			1,665,817	(ii)	1,665,817
			1,665,817		1,665,817

Total	377,404	25,660	1,696,085		2,099,149	171,273	64,802	1,388,438	1,624,513

(i) Amounts in "dividends and interest on capital receivable"
(ii)Amounts in "cash and cash equivalents" : R$ 1,513,400 and in "financial investments": R$ 152,417

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2011
	Liabilities
	Current					Non-current
	Trade payables	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
			Advance to export	Payable notes			Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem Distribuidora								5,500		5,500
Braskem Holanda			7,157		7,157		1,155,493			1,155,493
Braskem Importação								119		119
Braskem Inc	2,307,204	56,309		72,633	2,436,146	3,448,165			7,203	3,455,368
Braskem Petroquímica	25,523				25,523			17,726		17,726
Braskem Qpar	1,100				1,100
Cetrel	58				58
Ideom	18,899				18,899
IQAG								115		115
Quantiq	246				246			14,275		14,275
Riopol	10,476				10,476			97,136		97,136
	2,363,506	56,309	7,157	72,633	2,499,605	3,448,165	1,155,493	134,871	7,203	4,745,732

Related companies
CNO	4,128				4,128
Petrobras	1,360,267				1,360,267
Other	9,930				9,930
	1,374,325				1,374,325

Total	3,737,831	56,309	7,157	72,633	3,873,930	3,448,165	1,155,493	134,871	7,203	4,745,732

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to September 30, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	3,603		420
Braskem Argentina	27,202		6,001
Braskem Chile	3,777		6,292
Braskem Distribuidora			(47)
Braskem Holanda	171,939		20,510
Braskem Idesa			(1,822)
Braskem Importação			(2)
Braskem Inc	26,584	1,706,891	(642,046)
Braskem Participações			1
Braskem Qpar	36,518	1,754	15,005
Cetrel		1,376
Ideom	156		166
IQAG			(4)
ISATEC			55
Politeno Empreendimentos			1
Quantiq	11,910	433	399
Riopol	6,304	3,382	1,220
	287,993	1,713,836	(593,851)

Associated companies
Borealis	140,626
	140,626
Related companies
BRK Investimentos Petroquímicos S.A. ("BRK")			(11)
CNO		148,114
Odebrecht			13
Petrobras	659,443	5,663,132	3,278
Refinaria Alberto Pasqualini ("Refap")	11,699	706,453
	671,142	6,517,699	3,280
Post-employment benefit plan
Odeprev				7,688
				7,688

Total	1,099,761	8,231,535	(590,571)	7,688

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Consolidated

	Balances at September 30, 2012
	Assets							Liabilities
	Current				Non-current			Current
	Trade accounts receivable	Related parties		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable		Loan agreements	Other receivable

Jointly-controlled subsidiaries
Propilsur		2,400		2,400
RPR								3,681
		2,400		2,400				3,681

Associated companies
Borealis	8,114	187		8,301
Sansuy	15,409			15,409
	23,523	187		23,710

Related companies
CNO								1,984
Petrobras	34,568		22,166	56,734	61,657	89,204	150,861	1,783,366
	34,568		22,166	56,734	61,657	89,204	150,861	1,785,350

Total	58,091	2,587	22,166	82,844	61,657	89,204	150,861	1,789,031

	Income statement transactions from January to September 30, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled subsidiary
Polimerica			28
Propilsur			43
RPR	11,500	30,725	743
	11,500	30,725	814

Associated companies
Borealis	88,245
Sansuy	20,961	11,050
	109,206	11,050

Related parties
CNO		171,687
OSP		87,538
Petrobras	815,327	12,438,717	3,488
Refap	3,150	232,010
	818,477	12,929,952	3,488

Post-employment benefit plan
Odeprev				18,565
				18,565

Total	939,183	12,971,727	4,302	18,565

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2011
	Assets				Liabilities
	Current			Non-current	Current	Non-current
	Trade accounts receivable	Related parties	Total	Related parties	Trade payables	Payable accounts to related parties
		Other receivable		Loan agreements		Advance for future capital increase

Jointly-controlled subsidiaries
Propilsur		2,598	2,598			24,855
Polimerica		1,748	1,748			19,978
		4,346	4,346			44,833

Associated companies
Borealis	2,936	187	3,123
	2,936	187	3,123

Related parties
CNO					4,128
Petrobras	6,887	81,955	88,842	58,169	1,777,503
Other	19,954	103	20,057		10,003
	26,841	82,058	108,899	58,169	1,791,634

Total	29,777	86,591	116,368	58,169	1,791,634	44,833

	Income statement transactions from January to September 30, 2011
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled subsidiary
RPR	20,617		(56)
	20,617		(56)

Associated companies
Borealis	140,626
	140,626

Related companies
BRK			(11)
CNO		148,114
Odebrecht			13
Petrobras	1,076,071	10,087,406	3,278
Refap	11,699	709,394
	1,087,770	10,944,914	3,280

Post-employment benefit plan
Odeprev				10,321
				10,321

Total	1,249,013	10,944,914	3,224	10,321

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(c)                    Key management personnel

Non-current liabilities	Sep/2012	Dec/2011

Long-term incentives	2,267	4,121
Total	2,267	4,121

Income statement transactions	Parent Company		Consolidated
	Sep/2012	Sep/2011	Sep/2012	Sep/2011
Remuneration
Short-term benefits to employees and managers	29,771	25,555	29,771	28,030
Post-employment benefit	156	146	156	169
Long-term incentives	308	1,111	308	1,111
Total	30,235	26,812	30,235	29,310

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

10.                   Taxes recoverable

		Parent Company		Consolidated
	Note	Sep/2012	Dec/2011	Sep/2012	Dec/2011
Parent Company and subsidiaries in Brazil
Excise tax (IPI)		34,237	30,625	37,616	31,575
Value-added tax on sales and services (ICMS)		590,085	649,546	1,024,160	1,057,964
Social integration program (PIS) and social contribution on revenue (COFINS)		567,258	280,480	752,389	470,962
PIS and COFINS - Law 9,718/98		154,528	151,457	160,804	157,733
PIS - Decree-Law 2,445 and 2,449/88		74,473	180,234	107,151	199,972
Income tax and social contribution (IR and CSL)		302,119	242,615	445,099	372,489
Tax on net income (ILL)		15,286	14,912	15,286	14,912
REINTEGRA program	(a)	147,812	13,804	177,961	17,924
Additional state income tax (AIRE)		56,001	56,001	56,001	56,001
Other		68,874	49,558	94,445	81,345

Foreign subsidiaries
Value-added tax				169,643	64,291
Income tax				17,794	17,332
Other				310

Total		2,010,673	1,669,232	3,058,659	2,542,500

In current assets		917,709	606,258	1,452,693	1,036,253
In non-current assets		1,092,964	1,062,974	1,605,966	1,506,247
Total		2,010,673	1,669,232	3,058,659	2,542,500

The information related to taxes recoverable was presented in the 2011 annual financial statements of the Company, in Note 11.

(a)                    REINTEGRA Program

On December 14, 2011, Federal Law 12,546 was approved, which created the program called “REINTEGRA”. The program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad. Such credits may be made in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement. In the period ended September 30, 2012, the Company recognized credits in the amount of R$167,324 (Note 29) and offset the amount of R$7,287.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

11.                   Judicial deposits

	Parent Company		Consolidated
	Sep/2012	Dec/2011	Sep/2012	Dec/2011

Judicial deposits
Tax contingencies	95,816	96,081	104,986	105,611
Labor and social security contingencies	60,722	50,595	73,077	60,187
Other	4,916	4,916	5,734	8,422
Total	161,454	151,592	183,797	174,220

This table was presented in the 2011 annual financial statements of the Company, in Note 12.

12.                   Insurance claims – non-current assets

On September 30, 2012, the main amounts under this item were as follows:

(i)       damages receivable for losses that occurred in December 2010 and February 2011 in the furnaces and electric system at the Olefins plants of the Basic Petrochemicals unit of the Northeast Complex in the amounts of R$80,642 and R$29,210, respectively; and

(ii)     damages receivable for losses at the Chlor-Alkali plant in the state of Alagoas in the amount of R$8,332.

Regarding the damages mentioned in item (i) above, the amount of R$29,227 is presented in the line “other accounts receivable” under current assets (Note 13). In the period, the Company received R$79,600 associated with these damages.

The information related to insurance claims was presented in the 2011 annual financial statements, in Note 13.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

13.                   Other accounts receivable - consolidated

The information related to other accounts receivable was presented in the 2011 annual financial statements, in Note 14.

(a)                    Current assets

On September 30, 2012, the main balances forming this line under this line are:

(i)            R$120,933 in advances to service suppliers (R$96,213 on December 31, 2011);

(ii)          R$57,477 in insurance claims (Note 12); and

(iii)        R$113,565 in advances to suppliers related to the Ethylene XXI project of Braskem Idesa (Note 15).

(b)                    Non-current

On September 30, 2012, the main balance under this item refers to the mandatory Eletrobras loan in the periods from 1977 to 1986 and 1987 to 1994, in the amount of R$80,488.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

14.                   Investments

The information related to investments was presented in the Company’s 2011 annual financial statements, in Note 15.

(a)                    Information on investments

		Parent company
		Interest in	Adjusted net profit (loss)		Adjusted
		total capital (%)	for the period		equity
(a.1) Investments of the parent company		Sep/2012	Sep/2012	Sep/2011	Sep/2012	Dec/2011

Subsidiaries
Braskem Alemanha		5.66	(89,569)		149,463	208,192
Braskem America		100.00	241,194	(6,071)	734,792	480,405
Braskem Argentina		96.77	819	41	5,284	4,465
Braskem Austria	(i)	100.00			81
Braskem Chile		99.02	244	(52)	1,787	1,543
Braskem Distribuidora		100.00	(85,594)	7,952	83,919	94,490
Braskem Holanda		100.00	(97,171)	12,267	420,305	489,925
Braskem Finance		100.00	(25,321)	(122,308)	(116,311)	(90,990)
Braskem Idesa		65.00	(5,386)	(8,311)	367,324	267,367
Braskem Importação		0.04	(2)	4	203	205
Braskem Inc.		100.00	119,364	(27,955)	307,354	187,990
Braskem Participações		100.00	(1,388)	1,965	(121)	781
Braskem Petroquímica		100.00	52,899	33,473	1,615,776	913,193
Braskem Qpar		96.96	(92,531)	60,966	2,629,525	2,722,056
Cetrel		52.68	16,804	31,892	312,562	290,192
Ideom	(ii)			(13,976)		20,762
IQAG		0.12	984	128	3,177	1,690
Petroquímica Chile		97.96	85	1,083	6,793	6,708
Politeno Empreendimentos		99.98	(4)	18	27	31
Quantiq		99.90	21,346	22,759	250,245	228,899
Riopol		100.00	112,672	47,209	2,619,045	1,767,574

Jointly-controlled subsidiary
RPR		33.20	12,858	11,721	125,274	120,655

(i)    Company incorporated in February 2012 (Note 1(b.2)).

(ii)   Company merged into the Parent Company in February 2012 (Note 1(b.3)).

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

		Parent company
		Interest in	Adjusted net profit (loss)		Adjusted
		total capital (%)	for the period		equity
		Sep/2012	Sep/2012	Sep/2011	Sep/2012	Dec/2011

(a.2) Investiments of subsidiaries

Braskem America
Braskem America Finance		100.00	2,223	74	(3,111)	(3,506)
Braskem Chile
Braskem Argentina		3.17	819	41	5,284	4,465
Petroquímica Chile		2.03	85	1,083	6,793	6,708
Braskem Distribuidora
Braskem Argentina	(iv)			41		4,465
Braskem Importação	(iii)			4
Lantana		96.34	(88,813)	8,856	(540)	88,272
Braskem Holanda
Braskem Alemanha		94.34	(89,569)	(39)	149,463	208,192
Propilsur		49.00	(859)	(658)	96,475	103,419
Polimerica		49.00	(53,805)	(130)	(19,861)	71,377
Braskem Idesa
Braskem Idesa Serviços		100.00	611	253	2,929	1,982
Braskem Importação
Braskem México		0.03	(1,418)	1,703	1,305	2,237
Braskem Inc.
Braskem Chile		0.98	244	(52)	1,787	1,543
Lantana		3.66	(88,813)	8,856	(540)	88,272
Petroquímica Chile		0.01	85	1,083	6,793	6,708
Braskem Participações
Braskem Argentina	(iv)	0.06	819		5,284
Braskem Importação	(iii)	99.96	(2)		203	205
Braskem México		99.97	(1,418)	1,703	1,305	2,237
Politeno Empreendimentos		0.02	(4)	18	27	31
Quantiq		0.10	21,346	22,759	250,245	228,899
Braskem Petroquímica
Braskem Qpar		3.04	(92,531)	60,966	2,629,525	2,722,056
Cetrel		1.24	16,804	31,892	312,562	290,192
Braskem Qpar
Common		100.00	610	1,096	7,516	6,906
Common
Norfolk		100.00	7,028	7,716	69,024	61,995
Quantiq
IQAG		99.88	984	128	3,177	1,690

(iii) Company acquired by Braskem Participações in December 2011. (iv) Company acquired by Braskem Participações in August 2012.

		Parent company and consolidated
		Interest in	Adjusted net profit (loss)		Adjusted
		total capital (%)	for the period		equity
		Sep/2012	Sep/2012	Sep/2011	Sep/2012	Dec/2011

Associates
Borealis		20.00	16,102	7,533	165,459	149,349
Companhia de Desenvolvimento
Rio Verde ("Codeverde")		35.97	(596)	1,561	46,342	66,606
Sansuy		20.00	(232)	(12)	1,722	1,954

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Changes in investments – parent company

						Dividends and interest on capital	Equity in results of investees
								Adjustment of profit in inventories
		Balance at Dec/2011	Merger	Shares acquisition	Capital increase		Effect of results		Goodwill amortization	Other	Interest gain	Currency translation adjustments	Balance at Sep/2012
Subsidiaries

Domestic subsidiaries
Braskem Distribuidora	(i)	94,490			75,023		(85,594)						83,919
Braskem Participações		781					(1,388)			121		486
Braskem Petroquímica	(ii)	773,644			649,639		52,899	941	(2,577)		45		1,474,591
Braskem Qpar		3,632,228					(89,717)	2,310	(65,826)				3,478,995
Cetrel		147,638		564			9,294		(1,434)		1,937		157,999
Ideom	(iii)	20,762	(23,387)				2,625
Politeno Empreendimentos		31					(4)						27
Quantiq		234,169					21,346	286		(1,676)			254,125
Riopol	(ii)	1,765,777			738,799		112,672	177					2,617,425
RPR		40,063				(1,689)	3,222						41,596
		6,709,583	(23,387)	564	1,463,461	(1,689)	25,355	3,714	(69,837)	(1,555)	1,982	486	8,108,677

Foreign subsidiaries
Braskem Alemanha		12,853					(5,070)					677	8,460
Braskem America		488,191					241,194	2,025				3,382	734,792
Braskem Argentina		3,127					819	1,338					5,284
Braskem Austria					81								81
Braskem Chile		1,543					244						1,787
Braskem Holanda		507,737					(97,171)					9,739	420,305
Braskem Idesa		173,488			34,869		(3,501)					33,905	238,761
Braskem Inc.		187,990					119,364						307,354
Petroquímica Chile		6,708					85						6,793
		1,381,637			34,950		255,964	3,363				47,703	1,723,617

Total subsidiaries and jointly-controled		8,091,220	(23,387)	564	1,498,411	(1,689)	281,319	7,077	(69,837)	(1,555)	1,982	48,189	9,832,294

Associate
Borealis		29,870					3,222						33,092
Total associate		29,870					3,222						33,092

(i)              Capital increase carried out in September 2012, which included the transfer of assets.

(ii)            Capital increase carried out in April 2012 with an Advance for Future Capital Increase (AFAC). (Note 1(b.4)).

(iii)           Company merged into the Parent Company in February 2012 (Note 1(b.3)).

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(c)                    Breakdown of equity accounting results

	Parent company					Consolidated
	Sep/2012		Sep/2011	Sep/2012		Sep/2011

Equity in results of subsidiaries, associate and jointly-controlled	291,618		113,814	(24,549)		1,609
Amortization of fair value adjustment	(69,837)	(i)	(73,155)
Provision for losses on investments	(25,321)		(92,320)	(9,931)	(ii)	(18)
Dividends from other investments / other	(218)		476	1,733		(3,642)
	196,242		(51,185)	(32,747)		(2,051)

(i)       Amortization of fair value adjustments comprises the following:

•      R$65,826 related to the amortization of fair value adjustments on the assets and liabilities from the acquisition of Quattor. This amount is distributed in the following items of the consolidated statement of operations: “net sales revenue” of R$14,147; “cost of sales” of R$73,382; “general and administrative expenses” of R$68, and “financial results” of R$12,138. The effect of deferred income tax and social contribution was R$33,909.

•      R$4,011 related to the amortization of fair value adjustments on property, plant and equipment of the subsidiaries Braskem Petroquímica and Cetrel.

(ii)     Provision for losses in the jointly controlled subsidiary Polimerica

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

15.                   Property, plant and equipment

	Parent company
			Sep/2012			Dec/2011
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	84,112		84,112	84,112		84,112
Buildings and improvements	1,421,232	(662,297)	758,935	1,429,520	(632,144)	797,376
Machinery, equipment and installations	15,548,762	(7,355,283)	8,193,479	14,900,873	(6,767,658)	8,133,215
Projects in progress	2,787,950		2,787,950	2,618,316		2,618,316
Other	510,018	(327,855)	182,163	499,450	(306,491)	192,959
Impairment	(159,371)		(159,371)	(160,036)		(160,036)
Total	20,192,703	(8,345,435)	11,847,268	19,372,235	(7,706,293)	11,665,942

	Consolidated
			Sep/2012			Dec/2011
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	427,862		427,862	418,426		418,426
Buildings and improvements	1,872,922	(720,219)	1,152,703	1,859,991	(678,524)	1,181,467
Machinery, equipment and installations	23,649,167	(8,979,222)	14,669,945	22,782,338	(7,923,353)	14,858,985
Projects in progress	4,528,711		4,528,711	3,771,381		3,771,381
Other	944,933	(421,901)	523,032	941,649	(349,151)	592,498
Impairment	(159,371)		(159,371)	(160,036)		(160,036)
Total	31,264,224	(10,121,342)	21,142,882	29,613,749	(8,951,028)	20,662,721

This table was presented in the Company’s 2011 annual financial statements, in Note 16.

The projects in progress mainly relate to operating improvements to increase the economic useful life of machinery and equipment and to the expansion projects. On September 30, 2012, the main project in progress was located in Mexico (Ethylene XXI) and involved the construction of an ethylene and polyethylene plant through the subsidiary Braskem Idesa.

Impairment test for property, plant and equipment

In the first quarter of 2012, with the announcement of the shutdown of the refinery of Sunoco (Note 1 (a.1)), the Company's Management decided to conduct impairment testing of the Cash Generating Unit (“CGU”) composed of the PP plants in the United States and that is part of the International Business operating segment, in accordance with the guidelines in CPC 1 (IAS 36). The test did not indicate the need to provision for the impairment loss of this CGU.

The following premises were adopted to determine the discounted cash flow: cash flow for 5 years based on the Business Plan, discount rate based on the Weighted Average Cost of Capital (WACC) of 8.1% p.a. and growth rate to determine the perpetuity based on the annual inflation as measured by the U.S. Consumer Price Index (CPI) of 2.3% p.a.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

Given the potential impact on cash flows of the “discount rate” and the “growth rate in perpetuity”, a sensitivity analysis was conducted based on changes in these variables, which confirmed that there was no need for recording a provision. The sensitivity analysis included two scenarios: (i) +0.5% in the discount rate; and

(ii) - 0.5% in the growth rate in perpetuity.

There were no significant events or circumstances in the period ended September 30, 2012 that indicated the need for impairment testing on the property, plant and equipment of the other CGUs and/or operating segments of the Company.

16.                   Intangible Assets

							Parent
	Consolidated						company
			Sep/2012	Dec/2011			Sep/2012
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net	Net

Goodwill based on future profitability	3,194,545	(1,130,794)	2,063,751	3,194,545	(1,130,794)	2,063,751	2,058,874
Trademarks and patents	208,883	(68,957)	139,926	189,745	(62,217)	127,528	50,465
Software and use rights	415,745	(180,598)	235,147	410,231	(162,444)	247,787	136,919
Contracts with customers and suppliers	671,190	(136,697)	534,493	671,190	(93,564)	577,626
Total	4,490,363	(1,517,046)	2,973,317	4,465,711	(1,449,019)	3,016,692	2,246,258

This table was presented in the 2011 annual financial statements of the Company, in Note 17.

Impairment testing of intangible assets with indefinite useful life

In December 2011, the Company tested intangible assets for impairment and did not identify any losses. The projection of cash flows used was 5 years as from December 2011. The following assumptions were adopted to determine value through the discounted cash flow method: projections of cash flows based on estimates of the business for future cash flows, discount rates based on the Weighted Average Cost of Capital (WACC) and growth rates to determine perpetuity based on annual inflation measured by the IPCA consumer price index (Índice Nacional de Preços ao Consumidor Amplo).

There were no significant events or circumstances in the period ended September 30, 2012 that indicated the need for impairment testing of the intangible assets with indefinite useful life.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

17.                   Borrowings

		Annual financial charges			Consolidated
			Average interest (unless otherwise stated)
		Monetary restatement		Sep/2012	Dec/2011
Foreign currency
Bonds and Medium term notes (MTN)		Note 17 (a)	Note 17 (a)	9,286,312	6,147,427
Advances on exchange contracts	(i)	US dollar exchange variation	2.03%		131,668
Export prepayments		Note 17 (b)	Note 17 (b)	513,678	1,781,346
BNDES		Note 17 (c)	Note 17 (c)	454,932	413,722
Export credit notes		Note 17 (d)	Note 17 (d)	784,451	723,153
Project financing (NEXI)	(ii)	Yen exchange variation	0.95% above Tibor		26,318
Other		US dollar exchange variation	1.69% above Libor	823,029	476,086
Other		Exchange variation (UMBNDES)	6.09%	1,263
Transactions costs, net				(61,734)	(84,525)

Local currency
Export credit notes		Note 17 (d)	Note 17 (d)	2,215,925	2,281,814
BNDES		Note 17 (c)	Note 17 (c)	2,289,451	2,556,521
BNB/ FINAME/ FINEP/ FUNDES			6.86%	667,544	504,476
BNB/ FINAME/ FINEP/ FUNDES		TJLP	0.37%	28,906	40,372
Other		Post-fixed monetary correction	106% of CDI	7,336	148,158
Other		TJLP	2.87%	11,930
Transactions costs, net				(357)	(1,724)
Total				17,022,666	15,144,812

Current liabilities				1,287,755	1,391,779
Non-current liabilities				15,734,911	13,753,033
Total				17,022,666	15,144,812

(i) In February 2012, the Company prepaid this borrowing. (ii) In June 2012, the Company paid at maturity the borrowing denominated in yen contracted from NEXI.

				Parent company
				Sep/2012	Dec/2011
Foreign currency
Current liabilities				526,129	409,580
Non-current liabilities				6,775,884	7,586,674
				7,302,013	7,996,254
Local currency
Current liabilities				526,992	551,939
Non-current liabilities				4,110,332	3,689,522
				4,637,324	4,241,461

Current liabilities				1,053,121	961,519
Non-current liabilities				10,886,216	11,276,196
Total				11,939,337	12,237,715

The information related to borrowings was presented in the 2011 annual financial statements of the Company, in Note 19.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(a)                    Bonds and MTN

		Issue amount		Interest	Consolidated
Issue date		(US$ in thousands)	Maturity	(% per year)	Sep/2012	Dec/2011
July 1997		250,000	June 2015	9.38	136,666	123,379
January 2004		250,000	January 2014	11.75	175,086	166,392
September 2006		275,000	January 2017	8.00	269,172	253,563
June 2008		500,000	June 2018	7.25	1,038,814	942,622
May 2010		400,000	May 2020	7.00	829,568	752,951
May 2010		350,000	May 2020	7.00	730,472	663,296
October 2010		450,000	no maturity date	7.38	929,869	858,981
April 2011		750,000	April 2021	5.75	1,557,861	1,419,013
July 2011		500,000	July 2041	7.13	1,028,964	967,230
February 2012	(i)	250,000	April 2021	5.75	521,029
February 2012	(ii)	250,000	no maturity date	7.38	516,594
May 2012	(iii)	500,000	May 2022	5.38	1,037,735
July 2012	(iv)	250,000	July 2041	7.13	514,482
Total		4,975,000			9,286,312	6,147,427

(i)       Additional issue to the operation that Braskem Finance carried out in April 2011, in the amount of US$750 million.

(ii)     Additional issue to the perpetual bond issue carried out by Braskem Finance in October 2010 in the amount of US$450 million.

(iii)   Operation conducted by Braskem Finance with an interest coupon of 5.375% per annum and semiannual interest payments on May 2 and November 2 of each year.

(iv)   Operation conducted by Braskem America Finance with an interest coupon of 7.125% per annum.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Export prepayments (“EPP”)

		Initial amount
		of the transaction			Consolidated
Issue date		(US$ thousand)	Maturity	Charges (% per year)	Sep/2012	Dec/2011
December 2005	(i)	55,000	December 2012	US dollar exchange variation + semiannual Libor + 1.60		25,803
July 2006	(i)	95,000	June 2013	US dollar exchange variation + 3.17		33,416
July 2006	(i)	75,000	July 2014	US dollar exchange variation + 2.73		72,696
March 2007	(i)	35,000	March 2014	US dollar exchange variation + 4.10		47,147
April 2007	(ii)	150,000	April 2014	US dollar exchange variation + 3.40		282,206
March 2010	(i)	100,000	March 2015	US dollar exchange variation + 4.67		190,808
May 2010		150,000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	307,870	282,093
June 2010	(i)	150,000	June 2016	US dollar exchange variation + semiannual Libor + 2.60		281,869
December 2010		100,000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	205,808	187,783
March 2011	(iii)	200,000	February 2021	US dollar exchange variation + semiannual Libor + 1.20		377,525
Total		1,110,000			513,678	1,781,346

(i)       The Company prepaid these borrowings.

(ii)     On September 30, 2012, this borrowing of the Parent Company was offset with a financial investment by the subsidiary Braskem Holanda (Note 6).

(iii)   The operation established formal financial covenants for the Company. With the prepayment of this operation, the liability no longer exists. This was the only operation that imposed financial covenants on the Company.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(c)                    BNDES borrowings

						Consolidated
Projects		Issue date	Maturity	Charges (% per year)	Sep/2012	Dec/2011

Foreign currency
Other		2005/2006	October 2016	US dollar exchange variation + 6.36	8,158	11,764
Other		2005/2006	May 2013	Monetary variation (UMBNDES) + 5.46	400	3,683
Plant PP - Paulinia	(i)	2006	January 2015	US dollar exchange variation + 6.49		25,546
Limit of credit UNIB-South		2006	July 2014	US dollar exchange variation + 5.38 to 6.06	12,841	17,866
Braskem Qpar expansion		2006/2007/2008	April 2016	US dollar exchange variation + 6.06 to 6.36	23,176	44,047
Braskem Qpar expansion		2006/2007/2008	January 2015	Monetary variation (UMBNDES) + 6.21	2,342	2,862
Limit of credit I		2007	April 2015	US dollar exchange variation + 4.88 to 5.77	47,322	57,813
Green PE		2009	July 2017	US dollar exchange variation + 6.14	46,560	49,463
Limit of credit II		2009	January 2017	US dollar exchange variation + 6.14	98,427	87,694
Plant expansion PVC Alagoas		2010	January 2020	US dollar exchange variation + 6.14	74,302	68,630
Limit of credit III		2011	January 2018	US dollar exchange variation + 5.98 to 6.01	113,207	28,169
Butadiene		2011	January 2021	US dollar exchange variation + 6.01	28,197	16,185
					454,932	413,722

Local currency
Other		2005/2006	September 2016	TJLP + 2.40 to 2.80	84,535	166,862
Plant PP - Paulinia	(i)	2006	December 2014	TJLP + 2.40 to 3.40		245,014
Limit of credit UNIB-South		2006	May 2014	TJLP + 2.02 to 3.00	55,569	92,131
Braskem Qpar expansion		2006/2007/2008	February 2016	TJLP + 1.00 to 3.50	220,013	460,270
Limit of credit I		2007	April 2015	TJLP + 1.81 to 2.32	195,240	260,851
Green PE		2008/2009	June 2017	TJLP + 0.00 to 4.78	437,520	508,083
Limit of credit II		2009	January 2017	TJLP + 2.58 to 3.58	338,495	327,902
Limit of credit II		2009	January 2017	4.50	15,123	17,582
Plant expansion PVC Alagoas		2010	December 2019	TJLP + 0.00 to 3.58	266,496	261,403
Plant expansion PVC Alagoas		2010	December 2019	5.50	40,419	30,129
Limit of credit III		2011	January 2018	TJLP + 2.05 to 3.45	462,983	122,234
Limit of credit III		2011	July 2018	4.00	63,855
Butadiene		2011	December 2020	TJLP + 2.15 to 3.45	109,203	64,060
					2,289,451	2,556,521

Total					2,744,383	2,970,243

(i)       The Company settled these borrowings in advance.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(d)                    Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Sep/2012	Dec/2011

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	163,483	147,991
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	105,392	95,533
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	156,346	141,636
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	308,296	290,043
March 2008		41,750	March 2016	Us dollar exchange variation + 7.50	50,934	47,950
		722,809			784,451	723,153

Local currency
December 2005	(i)	100,000	March 2014	106% of CDI		105,345
January 2006	(i)	11,500	January 2014	108% of CDI		7,731
April 2010		50,000	March 2014	12.16	66,337	60,861
June 2010		200,000	June 2014	12.13	258,917	237,590
September 2010	(ii)	71,000	September 2012	100.7% of CDI		81,818
February 2011		250,000	February 2014	99% of CDI	292,524	274,613
April 2011	(iii)	450,000	April 2019	112.5% of CDI	457,755	461,209
June 2011		80,000	June 2014	98.5% of CDI	90,059	84,572
August 2011	(iii)	400,000	August 2019	112.5% of CDI	402,674	404,267
October 2011		250,000	April 2012	108.3% of CDI		158,568
November 2011	(i)	400,000	November 2019	112.5% of CDI		405,240
January 2012		200,000	December 2013	103% of CDI	213,589
February 2012		30,000	December 2012	8.50	31,598
June 2012		100,000	June 2014	103% of CDI	102,036
September 2012		300,000	September 2015	103% of CDI	300,436
Total		2,892,500			2,215,925	2,281,814

(i)       Borrowings settled in advance.

(ii)     The Company had a swap operation for this borrowing, which was designated as hedge accounting. Both the borrowing and the swap were settled at maturity.

(iii)   The Company entered into hedge transactions for these NCE contracts in order to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 18.2.1(a.i)).

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(e)                    Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated
	Sep/2012	Dec/2011

2013	406,115	1,252,464
2014	1,650,812	1,781,917
2015	1,471,544	1,123,509
2016	1,052,593	1,204,472
2017	677,813	565,456
2018	1,465,336	1,331,131
2019	1,126,897	1,536,264
2020	1,872,453	1,754,200
2021	2,046,643	1,430,065
2022 and thereafter	3,964,705	1,773,555
Total	15,734,911	13,753,033

(f)                     Capitalized financial charges - consolidated

The Company capitalized financial charges in the period ended September 30, 2012 in the amount of R$121,723 (R$70,226 on September 30, 2011), including monetary variation and part of the exchange variation. The average rate of these charges in the period was 7.16% p.a. (7.34% p.a. on September 30, 2011).

(g)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Sep/2012	guaranteed	Guarantees

BNB	December 2022	318,420	318,420	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2021	2,744,383	2,744,383	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	May 2020	210,880	210,880	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	January 2019	160,410	160,410	Bank surety
FINAME	February 2022	6,740	6,740	Pledge of equipment
Other	May 2013	13,193	13,193	Mortgage of plants and promissory note
Total		3,454,026	3,454,026

(h)                    Financial covenants

In the period ended September 30, 2012, the Company settled all borrowing agreements that established limits for certain indicators related to the capacity to contract debt and pay interest.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

18.                   Financial instruments

The information related to financial instruments was presented in the annual financial statements of the Company, in Note 21.

18.1.             Non-derivative financial instruments - consolidated

		Fair value		Book value		Fair value
	Classification by category	hierarchy	Note	Sep/2012	Dec/2011	Sep/2012	Dec/2011

Cash and cash equivalents			5
Cash and banks	Loans and receivables			352,424	349,916	352,424	349,916
Financial investments in Brazil	Held-for-trading	Level 2		438,808	435,580	438,808	435,580
Financial investments in Brazil	Loans and receivables			2,471,505	1,464,245	2,471,505	1,464,245
Financial investments abroad	Held-for-trading	Level 2		306,133	737,078	306,133	737,078
				3,568,870	2,986,819	3,568,870	2,986,819

Financial investments			6
FIM Sol investments	Held-for-trading	Level 2		50,741	36,410	50,741	36,410
Investments in foreign currency	Held-for-trading	Level 2		5,476	10,716	5,476	10,716
Shares	Held-for-trading	Level 1		3,023	3,023	3,023	3,023
FIM Sol investments	Loans and receivables			157,571	116,007	157,571	116,007
Investments in national currency	Loans and receivables			504		504
Quotas of receivables investment fund	Held-to-maturity			45,219	34,720	45,219	34,720
Restricted deposits	Held-to-maturity			7,680	4,173	7,680	4,173
				270,214	205,049	270,214	205,049

Trade accounts receivable	Loans and receivables		7	2,586,948	1,894,812	2,586,948	1,894,812

Repurchase of treasury shares commitment	Financial liability at fair value	Level 1	24 (a.ii)	3,743		3,743

Related parties
Assets	Loans and receivables		9 (b)	175,614	144,760	175,614	144,760
Liabilities	Loans and receivables				44,833		44,833

Trade payables	Other financial liabilities			9,016,995	6,847,340	9,016,995	6,847,340

Borrowings
Foreign currency	Other financial liabilities		17	11,862,402	9,699,720	12,688,348	9,956,792
Local currency	Other financial liabilities			5,221,092	5,531,341	5,221,092	5,531,765
				17,083,494	15,231,061	17,909,440	15,488,557

Debentures	Other financial liabilities				19,102		19,102

Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange.

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

18.2.             Derivative financial instruments

			Operation characteristics			Change in
			Principal exposure			fair value	Financial
Identification				Hedge	Dec/2011	(Note 18.2.2)	settlement	Sep/2012

Non-hedge accounting transactions
Foreign exchange swap	(i)		Yen	CDI	649	(142)	(507)
Foreign exchange swap		Note 18.2.1 (a.i)	CDI	Dolar	70,969	153,744	22,994	247,707
Repurchase of shares swap (3º program)		Note 18.2.1 (a.ii)	Share value	CDI	2,263	(4,305)	2,042
Repurchase of shares swap (4º program)		Note 18.2.1 (a.ii)	Share value	CDI		(238)		(238)
Commodity swap - naphtha	(ii)		Fixed price	Variable price	480	(24)	(456)
Merchandise term - ethanol	(ii)		Variable price	Fixed price	(202)	(51)	253
Crack swap - naphtha	(ii)		Brent (iii)	Naphtha		543	(543)
Non-deliverable forward ("NDF") - ethanol	(ii)	Note 18.2.1 (a.iii)	Reais	Dollar		14,775	(9,051)	5,724
Contract for the future purchase - ethanol	(ii)	Note 18.2.1 (a.iv)	Fixed price	Variable price		40	(7)	33
Contract for the future sale in euro	(ii)	Note 18.2.1 (a.v)	Reais	Euro		85	(40)	45
Exchange swap			Dolar	CDI		498	(498)
					74,159	164,925	14,187	253,271

Hedge accounting transactions
Interest rate swaps	(iv)		Libor	Fixed rate	19,309	(685)	(18,624)
Interest rate swaps	(v)		Pre-contractual rate	CDI	(833)	(1,263)	2,096
					18,476	(1,948)	(16,528)

Current assets (other receivables)					(1,035)			(238)
Current liability (hedge operations)					83,392			253,509
Non-current liabilities (hedge operations)					10,278
					92,635			253,271

(i)       In June 2012, the Company paid at maturity the borrowing denominated in yen contracted from NEXI (Note 17 (ii)).

(ii)     The Company entered into commodity hedge operations through swap instruments and naphtha and ethanol futures in order to protect itself from the fluctuations in feedstock prices to which it was exposed in certain transactions. It also entered into currency hedge transactions through futures to protect its cash flow, which exchanged exposure to prices in Brazilian real for prices in U.S. dollar or euro, since ethanol (the main feedstock used to produce green polyethylene) is traded in Brazilian real.

(iii)     Brent – reference oil price.

(iv)   The Company paid in advance the borrowings related to hedge accounting (Note 17 (b.i)).

(v)     In September 2012, the Company settled at maturity the NCE contract that was classified as hedge accounting (Note 17(d)).

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

18.2.1.       Existing operations on September 30, 2012

(a)                    Non-hedge accounting transactions

The regular changes in the fair value of swaps are recorded as financial income or expenses in the same period in which they occur. Braskem recognized a financial expense of R$164,925 related to the change in the fair value of these swaps for the period ended September 30, 2012.

(a.i)        Swaps related to export credit notes (NCE)

Identification		Interest rate	Maturity	Fair value
	Nominal value	(hedge)		Sep/2012	Dec/2011
Swap NCE I	200,000	5.44%	Aug-2019	73,494	32,023
Swap NCE II	100,000	5.40%	Aug-2019	34,406	13,952
Swap NCE III	100,000	5.37%	Aug-2019	32,769	12,512
Swap NCE IV	100,000	5.50%	Apr-2019	24,926	6,267
Swap NCE V	100,000	5.50%	Apr-2019	24,866	6,215
Swap NCE VI	150,000	5.43%	Apr-2019	32,104
Swap NCE VII	100,000	4.93%	Apr-2019	25,142
Total	850,000			247,707	70,969

In current liabilities (hedge operations)				247,707	70,969
Total				247,707	70,969

The purpose of these swap operations is to offset the interest rate risk arising from the borrowings mentioned in Note 17(d).

(a.ii)       Swaps related to shares repurchase

Identification		Interest rate	Maturity	Fair value
	Nominal value	(hedge)		Sep/2012	Dec/2011
Repurchase TRS (3° program)	23,218	108% CDI	Aug-2012		2,263
Repurchase TRS (4° program)	3,489	110% CDI	Aug-2013	(238)
Total	26,707			(238)	2,263

In current assets (other receivables)				(238)
In current liabilities (hedge operations)					2,263
Total				(238)	2,263

The Braskem shares repurchased by financial institutions are involved in swap transactions that will enable Braskem to pay the same amount that it paid for the shares, plus charges and fees, with the financial institution not exposed to any market risk associated with the shares (Note 26(c)).

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(a.iii)      NDF – ethanol

Identification		Fixed exchange	Maturity	Fair value
	Nominal value	(hedge)		Sep/2012	Dec/2011
NDF	5,537	1.8927	Oct-2012	401
NDF	5,283	1.8300	Oct-2012	576
NDF	5,558	1.9031	Nov-2012	396
NDF	5,360	1.8395	Nov-2012	581
NDF	5,568	1.9130	Dec-2012	366
NDF	5,437	1.8482	Dec-2012	560
NDF	5,690	1.9237	Jan-2013	340
NDF	5,514	1.8552	Jan-2013	545
NDF	2,186	1.7834	Oct-2012	302
NDF	4,397	1.8310	Nov-2012	477
NDF	2,948	1.7922	Nov-2012	405
NDF	2,981	1.8009	Dec-2012	394
NDF	3,014	1.8102	Jan-2013	381
Total	59,473			5,724

Current liability (hedge operations)				5,724
Total				5,724

(a.iv)      Future ethanol purchases

Identification		Fixed price - R$/m3 (parte ativa)	Maturity	Fair value
	Nominal value	(hedge)		Sep/2012	Dec/2011
Ethanol future purchase - BMF	240,240	1,144.00	Oct-2012	10
Ethanol future purchase - BMF	282,000	1,175.00	Nov-2012	13
Ethanol future purchase - BMF	250,950	1,195.00	Dec-2012	10
Total	773,190			33

In current liabilities (hedge operations)				33
Total				33

(a.v)       Future sales in euro

Identification		Fixed exchange	Maturity	Fair value
	Nominal value	(hedge)		Sep/2012	Dec/2011
Ethanol future sale - BMF	502,550	2.5128	Oct-2012	24
Ethanol future sale - BMF	504,825	2.5241	Nov-2012	21
Total	1,007,375			45

In current liabilities (hedge operations)				45
Total				45

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Hedge accounting transactions

On September 30, 2012, all operations classified under hedge accounting had been settled.

(b.1)       Effectiveness test of transactions designated for hedge accounting

In the period ended September 30, 2012, the Company showed that the derivatives held as hedge accounting were effective in offsetting the changes in the hedged item from the time the derivatives were contracted until the settlement of operations in September 2012, and that all other conditions for qualifying these instruments for hedge accounting were met. Accordingly, the effective portion of the changes in the fair value of the derivatives, amounting to R$1,948 (Note 18.2.2), was recorded under "other comprehensive income", completely transferred to profit or loss after the settlement of operations.

(c)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem on September 30, 2012, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at US$12,417 for the NCE swaps and US$777 for the share repurchase swap.

18.2.2.       Hedge operations presented under “other comprehensive income” in shareholders' equity

The derivatives designated as cash flow hedge impacted “other comprehensive income”. The appropriations are allocated to interest expenses in the financial expenses group. The table below shows the summary of changes before the impact of income tax and social contribution:

		Appropriation of	Change in
	Dec/2011	interest	fair value	Sep/2012

Swaps EPP	(17,071)	16,386	685
Swaps NCE	833	(2,096)	1,263
	(16,238)	14,290	1,948

In the period ended September 30, 2012, the appropriation of accrued interest and change in the fair value of derivatives designated as “cash flow hedge” was R$16,238, which, with the effect of income tax and social contribution of R$5,522, amounts to R$10,716 and is presented in “other comprehensive income” (Note 26(e)).

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

18.3.             Credit quality of financial assets

(a)                    Trade accounts receivable

Only a few of the Company's customers have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from domestic customers and for part of the accounts receivable from foreign customers. The Company does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On September 30, 2012, the credit ratings were as follows:

			Percentage
1	Minimum risk		20.98%
2	Low risk		32.16%
3	Moderate risk		34.65%
4	High risk		3.34%
5	Very high risk	(i)	8.88%

(i)         Most customers in this group are inactive and the respective accounts are in the process of collection actions in the courts. Customers in this group which are still active buy from Braskem paying in advance.

Default indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
September 30, 2012	0.35%	0.25%
December 31, 2011	0.13%	0.37%
December 31, 2010	0.35%	0.25%

LTM – last 12 months

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, the Company uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	Sep/2012	Dec/2011
Financial assets with risk assessment
AAA	3,138,176	2,868,992
AA+	70,277
AA	5	206
AA-	178,359	72,029
A+	249,231	96,464
A	22	28
A-	1,062	71,367
BB+	11,000	19,028
B+		3,590
	3,648,132	3,131,704
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	95,959	34,720
Sundry funds (ii)	53,573	10,723
Restricted deposits (iii)	7,680	4,173
Other financial assets with no risk assessment	33,740	10,548
	190,952	60,164

	3,839,084	3,191,868

(i)                  Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)                 Investment funds with no assessment of internal or external risk, whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

(iii)               Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments. On September 30, 2012, Braskem has balances rated at “BB+" related to Time Deposits with Special Guarantee (Depósitos a Prazo com Garantia Especial – DPGE) in the amount of R$11,000 (R$19,028 on December 31, 2011). These deposits are guaranteed by the Credit Guarantee Fund – FGC (Fundo Garantidor de Crédito), which makes these investments adequate for Braskem’s policy.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

18.4.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On September 30, 2012, the main risks that can affect the value of the Company’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      LIBOR floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Selection of scenarios

In accordance with CVM Instruction No. 475/08, the Company included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on the Company’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since the Company manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil on September 28, 2012 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2012. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions.

The Market Readout does not publish forecasts for the interest rates LIBOR and TJLP. Therefore, the Company considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(b.2)       Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar exchange rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on September 30, 2012.

For the CDI interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the interest rate on September 30, 2012.

For the LIBOR interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the LIBOR rate on September 30, 2012.

For the TJLP interest rate, an increase of 0.5% was considered for the possible adverse scenario and of 1% for the extreme scenario based on its rate on September 30, 2012, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario, except for tables (d), (e) and (f), which show the changes in future cash flows.

(c)                    Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Bonds and MTN	139,940	(2,321,578)	(4,643,156)
BNDES	6,875	(114,049)	(228,097)
Working capital / structured operations	24,191	(401,330)	(802,659)
Raw material financing	33	(540)	(1,081)
Export prepayments	7,741	(128,420)	(256,839)
Financial investments abroad	4,741	78,658	157,316
Swaps	3,819	(63,358)	(126,715)

(d)                    Sensitivity of future cash flows to the LIBOR floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Working capital / structured operations	(244)	(1,837)	(3,666)
Export prepayments	(295)	(2,217)	(4,415)

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(e)                    Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in CDI interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Export credit notes	(13,304)	(94,999)	(178,193)
Agricultural credit note	(3,590)	(26,636)	(52,139)
Working capital / other	(34)	(251)	(489)

(f)                     Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	TJLP + 0.5%	TJLP + 1%
BNDES	35,594	(34,463)	(67,850)
FINEP	185,247	(182,331)	(361,813)
Other governamental agents	53,156	(52,190)	(103,441)

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

19.                   Taxes payable

		Parent Company		Consolidated
	Note	Sep/2012	Dec/2011	Sep/2012	Dec/2011

IPI		61,665	24,259	81,900	38,654
PIS and COFINS				8,664	7,172
Income tax and social contribution		12,362	13,792	63,590	21,787
ICMS		21,082	29,861	91,090	94,668
Tax debt refinancing program - Law 11,941/09	(a)	1,184,697	1,600,556	1,253,904	1,669,976
Other		45,161	48,040	56,677	64,521

Value-added tax				105,251	40,463
Income tax				1,018	5,925
Other				457

Total		1,324,967	1,716,508	1,662,551	1,943,166

In current liability		247,650	215,924	472,937	329,987
In non-current liability		1,077,317	1,500,584	1,189,614	1,613,179
Total		1,324,967	1,716,508	1,662,551	1,943,166

The information related to taxes payable was presented in the Company’s 2011 annual financial statements, in Note 22.

(a)               Tax renegotiation program – Law 11,941/09

In June, the Company's Management decided to pay in advance part of the installments under the program, amortizing R$403,821. In accordance with the applicable rules, Braskem disbursed R$301,841 on July 31, 2012. The reduction, in the amount of R$101,980, was recognized as follows: (i) the amounts corresponding to the renegotiated tax payments, of R$80,496, were recorded under “other net operating income (expenses)”; and (ii) their restatement by the SELIC interest rate, as from the renegotiation date, was recorded under “financial results”, in the amount of R$21,484.

In addition, the installments prepaid were transferred from non-current liabilities to current liabilities.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

20.                   Income tax (“IR”) and social contribution (“CSL”)

(a)                    Reconciliation of the effects of income tax and social contribution on profit or loss

	Parent Company		Consolidated
	Sep/2012	Sep/2011	Sep/2012	Sep/2011
Profit (loss) before IR and CSL and participation of non-controlling interest	(1,652,478)	(598,344)	(1,675,351)	(533,532)

IR and CSL at the rate of 34%	561,843	203,437	569,619	181,401

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	75,406	13,833	(8,347)	(844)
Effects from pre-payment of taxes	27,374	13,896	27,374	13,896
Tax incentives (Sudene and PAT)		61,812	436	62,427
Other permanent differences	(23,609)	(22,775)	81,041	(39,303)
Effect of IR and CSL on results of operations	641,014	270,203	670,123	217,577

Breakdown of IR and CSL:

Current IR and CSL	(6)	(216,214)	(25,399)	(269,040)
Tax incentives (Sudene and PAT)		61,812	436	62,427
Current IR and CSL	(6)	(154,402)	(24,963)	(206,613)

Deferred IR and CSL	641,020	424,605	695,086	424,190
Deferred IR and CSL	641,020	424,605	695,086	424,190

Total IR and CSL on income statement	641,014	270,203	670,123	217,577

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(b)               Deferred income tax and social contribution

			Parent Company		Consolidated
Breakdown of deferred IR and CSL	Note	Sep/2012	Dec/2011	Sep/2012	Dec/2011

Non-current assets
Tax losses and negative base		440,484	29,199	1,019,411	545,148
Goodwill amortized		34,226	60,082	37,640	63,820
Foreign currency translation adjustment		233,824		240,004	11,979
Temporary differences		291,923	173,626	384,269	243,805
Business combination - Quattor	(i)	89,771	89,770	242,442	238,315
Pension plan		52,080	45,604	52,080	45,604
Deferred charges - write-off	(i)	6,698	11,200	65,782	82,952
Other	(i)		5,521		5,521
Total		1,149,006	415,002	2,041,628	1,237,144

Non-current liabilities
Amortization of goodwill based on future profitability	(i)	494,603	420,537	565,627	474,985
Tax depreciation	(i)	195,677	129,137	340,428	213,684
Exchange variations			54,275		54,275
Temporary differences		5,098	5,778	323,172	321,032
Business combination	(i)	86,299	87,948	634,746	667,041
Write-off negative goodwill of incorporated subsidiaries	(i)	1,929	2,375	1,929	2,375
Additional indexation PP&E	(i)	157,697	168,220	157,697	168,220
Other	(i)	57,916	32,446	64,186	51,741
Total		999,219	900,716	2,087,785	1,953,353

(i) Adequacy to Law No. 11,638/07 and 11,941/09

(c)               Realization of deferred income tax and social contribution

In December 2011, the Company assessed the realization of deferred income tax and social contribution by analyzing the grounds for accruing the amounts that comprise their calculation base, and opted to maintain the existing balances.

In the period ended September 30, 2012, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

The information related to income tax and social contribution was presented in the 2011 annual financial statements of the Company, in Note 23.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

21.                   Sundry provisions

	Parent company		Consolidated
	Sep/2012	Dec/2011	Sep/2012	Dec/2011

Provision for customers bonus	1,452	10,053	11,377	13,577
Provision for recovery of environmental damages	21,745	30,451	27,211	36,777
Judicial and administrative provisions	91,700	73,168	295,319	266,302
Other			5,073	5,067
Total	114,897	113,672	338,980	321,723

In current liabilities	1,452	18,759	12,439	23,629
In non-current liabilities	113,445	94,913	326,541	298,094
Total	114,897	113,672	338,980	321,723

The composition of provisions for judicial and administrative suits is as follows:

Legal provision
	Parent company		Consolidated
	Sep/2012	Dec/2011	Sep/2012	Dec/2011

Labor claims	33,971	27,986	41,148	36,718

Tax claims
Income tax and social contribution			29,498	27,753
PIS and COFINS			32,373	30,354
ICMS - interstate purchases			78,341	73,457
ICMS - other			56,009	52,518
Other	50,744	38,197	50,744	38,197

Corporate claims and other	6,985	6,985	7,206	7,305
	91,700	73,168	295,319	266,302

This table and the information on provisions were presented in the 2011 annual financial statements of the Company, in Note 24.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

22.                   Private pension plans

The information related to private pension plans was presented in the 2011 annual financial statements of the Company, in Note 26.

(a)                    Defined-benefit plans

The amounts recognized for defined benefit pension plans are as follows:

		Parent company		Consolidated
		Sep/2012	Dec/2011	Sep/2012	Dec/2011

Novamont Braskem America				889	821
Petros Copesul plan	(i)		134,506		134,506
Braskem Alemanha				15,657	14,248
			134,506	16,546	149,575

(i)                      Petros Copesul

On September 28, 2012, the Brazilian Private Pension Plan Superintendence – PREVIC (“PREVIC”) approved the withdrawal of sponsorship of this plan by Braskem. The payment of the mathematical reserves of participants is expected to be made in the fourth quarter of 2012. For this reasons, the provisioned amount of R$153,554 (Note 24 (a.iii)) was transferred to current liabilities.

(ii)                    Petros PQU

With the acquisition of Quattor, in April 2010, the Company assumed the liabilities of Petros PQU, a private defined-benefit pension plan.  On August 6, 2012, PREVIC approved the withdrawal process, which had been requested on September 30, 2009. Due to the plan’s surplus situation, no provision has been accrued.

(b)                    Defined-contribution plan

(i)                      Triunfo Vida

On July 27, 2012, PREVIC ratified the withdrawal of sponsorship from this plan, pursuant to the request made on May 31, 2010. The Company did not make any additional disbursement during the withdrawal process.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

23.                   Advances from customers - consolidated

The main balance refers to advances from customers overseas for the acquisition of butadiene for supply between February 2013 and December 2016. The balance of this client in current assets is R$20,316 and in non-current assets is R$103,815.

The information related to advances from customers was presented in the 2011 annual financial statements of the Company, in Note 27.

24.                   Other accounts payable – consolidated

(a)                    Current

On September 30, 2012, the main balances in this item were:

(i)       amounts payable to the non-controlling shareholder of Braskem Idesa, in the amount of R$215,066, due in February 2013, arising from loans for the Ethylene XXI Project, which will be reimbursed upon disbursement of funds from the associated Project Finance structure (Note 1 (c)).

(ii)     creditors arising from stock purchases related to the 4th share repurchase program, with a balance of R$3,743 (Note 26(c.2)).

(iii)   amounts payable to Plano Petros Copesul, in the amount of R$153,554 (Note 22(a)).

(b)                    Non-current

The main balance of this item refers to notes payable to BNDESPAR Participações S.A. in the amount of R$255,448 (R$235,968 on December 31, 2011), which on August 9, 2010 exercised its option to sell shares in Riopol to Braskem , as part of the business combination of Quattor (currently named Braskem Qpar).

The information related to other accounts payable was presented in the 2011 annual financial statements of the Company, in Note 18.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

25.                   Contingencies

The Company has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s management as possible. A provision for the lawsuits for which the risk of loss is classified as probable is recognized and is presented in Note 21 of this quarterly information.

The Company received a deficiency notice from the Brazilian Federal Revenue Service due to the use of non-cumulative PIS and COFINS tax credits related to: (i) treatment of effluents; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; and (iv) extemporaneous credits from acquisitions of property, plant and equipment. These deficiency notices have already been contested at the administrative level and comprise the period from 2006 and 2011, and as of September 30, 2012 totaled R$640 million, of which R$352 million related to principal and R$288 million of fine and interest.

The Company's legal counsel, in view of the recent decisions by the Tax Resources Administrative Board and the evidence provided by the Company, assess as possible the chances of success at the administrative level. For this reason, no provision has been accrued for these deficiency notices. Any changes in the court’s understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.  For being a matter of recent contingencies, the Company cannot estimate the date for conclusion of the proceedings. No guarantee was accrued for these claims.

Based on the opinion of the internal legal advisors, there were no other significant additions of lawsuits that involve the risk of losses classified as possible or significant changes in the progress of the existing lawsuits.

The description of the main contingent liabilities of the Company was presented in the 2011 annual financial statements, in Note 28.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

26.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2011 annual financial statements, in Note 29.

(a)                    Capital

On September 30, 2012, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 801,665,617 shares with no par value divided into 451,669,063 common shares, 349,402,736 class A preferred shares, and 593,818 class B preferred shares, distributed as follows:

				Preferred		Preferred
		Commom		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP and Odebrecht		226,334,623	50.11%	79,182,498	22.66%			305,517,121	38.11%
Petrobras		212,426,946	47.03%	75,792,587	21.69%			288,219,533	35.95%
BNDESPAR				44,069,052	12.61%			44,069,052	5.50%
ADR	(i)			34,243,744	9.80%			34,243,744	4.27%
Other		12,907,083	2.86%	110,560,239	31.64%	593,818	100.00%	124,061,140	15.48%
Total		451,668,652	100.00%	343,848,120	98.41%	593,818	100.00%	796,110,590	99.31%
Treasury shares		411		4,399,858	1.26%			4,400,269	0.55%
Braskem shares owned by
subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,669,063	100.00%	349,402,736	100.00%	593,818	100.00%	801,665,617	100.00%

(i) American Depository Receipt, negotiated in the New York stock market (USA). (ii) This shares are treated as "treasury shares" in consolidated Equity.

(b)                    Treasury shares

	Parent company		Consolidated
	Sep/2012	Dec/2011	Sep/2012	Dec/2011
Quantity
Common shares	411	411	411	411
Preferred shares class "A"	4,399,858	1,542,258	5,554,616	2,697,016
	4,400,269	1,542,669	5,555,027	2,697,427

Amount (R$ thousand)	48,019	11,325	96,911	60,217

In the period ended September 30, 2012, the variation in treasury shares of R$36,694 was due to the shares repurchased by Braskem, of which R$33,204 was related to the 3rd share repurchase program (item (c.1) of these Notes) and R$3,490 was related to the 4th share repurchase program (item (c.2) of these Notes).

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(c)                    Ongoing share repurchase programs

(c.1)       3rd Share repurchase program

On August 26, 2011, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2011 and August 28, 2012, through which the Company could acquire up to 12,162,504 class A preferred shares at market price. Shares could be purchased by the Company or by financial institutions hired for that purpose. Upon the expiration of the program, Braskem would have to acquire from financial institutions, at market value, the shares acquired by the latter. The private deal was approved by the Securities and Exchange Commission of Brazil (“CVM”).

During the program, the Company repurchased 2,595,300 shares, recording as treasury shares the amount of R$33,204 (item (b) of these Notes), of which 2,007,600 were repurchased by financial institutions for the amount of R$26,293, and 587,700 shares were repurchased directly by Braskem for the amount of R$6,911.

In August 2012, upon the expiration of the program, the Company acquired shares that were held by the financial institutions at market value, in the amount of R$30,404, and received R$1,575 related to the swap instrument associated with the repurchase transaction, net of withholding income tax, in the amount of R$698.

The weighted average cost of the shares repurchased is R$12.79 (minimum of R$10.53 and maximum R$15.15).

(c.2)       4th Share repurchase program

On August 13, 2012, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2012 and August 28, 2013, through which the Company may acquire up to 13,376,161 class A preferred shares at market price. The shares may be acquired by the Company or by financial institutions hired for such purpose. Upon the expiration of the program, Braskem will have to acquire from financial institutions, at market value, the shares acquired by the latter. The private transaction was approved by the CVM.

As of September 30, 2012, 262,300 shares had been repurchased by financial institutions. The effects of such repurchases are stated under the following lines:

(i)       R$3,490 in treasury shares (item (b) of these Notes);

(ii)     R$3,743 in other accounts payable (Note 24(a.ii)); and

(iii)   R$238 in swap linked to share repurchase (Note 18.2.1 (a.ii)).

The weighted average cost of the shares repurchased is R$13.30 (minimum of R$12.66 and maximum of R$14.07).

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

(d)                    Dividends

On April 27, 2012, the Annual Shareholders’ Meeting approved the payment of dividends as per the Management proposal in 2011, in the amount of R$482,593, equivalent to R$0.605085049 per common, class A preferred and class B preferred share, to be paid by November 19, 2012.

(e)                    Other comprehensive income - shareholders' equity

		Parent company and consolidated
		Additional	Deemed		Foreign
		indexation of	cost of	Fair value	currency	Gain
		PP&E	jointly-controlled	of cash flow	translation	on interest
	Note	price-level	subsidiary	hedges	adjustment	in subsidiary	Total

As of December 31, 2010		353,777		(53,292)	(79,135)		221,350

Additional indexation
Realization by depreciation or writte-off assets		(30,951)					(30,951)
Income tax and social contribution on realization		10,524					10,524

Deemed cost
Deemed cost of jointly-controlled subsidiary			22,434				22,434

Cash flow hedges
Change in fair value				(9,550)			(9,550)
Recycled through profit or loss				45,397			45,397
Tax on fair value gains				(1,099)			(1,099)

Gain from change of interest in subsidiary						2,361	2,361

Foreign currency translation adjustment					66,265		66,265

As of September 30, 2011		333,350	22,434	(18,544)	(12,870)	2,361	326,731

As of December 31, 2011		326,541	21,159	(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or writte-off assets		(30,951)					(30,951)
Income tax and social contribution on realization		10,524					10,524

Deemed cost
Realization by depreciation or writte-off assets			(1,075)				(1,075)
Income tax and social contribution on realization			365				365

Cash flow hedges	18.2.2
Change in fair value				1,948			1,948
Recycled through profit or loss				14,290			14,290
Tax on fair value gains				(5,522)			(5,522)

Gain from change of interest in subsidiary	14 (b)					1,982	1,982

Foreign currency translation adjustment					48,189		48,189

As of September 30, 2012		306,114	20,449		23,685	5,088	355,336

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

27.                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Sep/2012		Sep/2011
	Basic	Diluted	Basic	Diluted

Loss for the period attributed to Company's shareholders	(1,011,464)	(1,011,464)	(328,141)	(328,141)

Reconciliation of income (loss) available for distribution, by class (numerator):
Common shares	(573,553)	(573,339)	(170,291)	(170,221)
Preferred shares class "A"	(437,911)	(437,748)	(157,850)	(157,785)
Preferred share class "A" potentially convertible		(377)		(135)
(the ratio of 2 shares class "B" for each share class "A")
	(1,011,464)	(1,011,464)	(328,141)	(328,141)

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	374,037,569	374,037,569
Preferred shares class "A" (i)	344,851,898	344,851,898	346,710,225	346,710,225
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")		296,909		296,909
	796,520,550	796,817,459	720,747,793	721,044,702

Loss per share (in R$)
Common shares	(1.2699)	(1.2694)	(0.4553)	(0.4551)
Preferred shares class "A"	(1.2699)	(1.2694)	(0.4553)	(0.4551)

(i)         In the calculation of the weighted average, the shares of the Company that were repurchased were excluded from the base (Note 26 (c)).

The information related to the earnings per share of the Company was presented in its 2011 annual financial statements, in Note 30.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

28.                   Net sales revenues

	Parent company		Consolidated
	Sep/2012	Sep/2011	Sep/2012	Sep/2011
Sales revenue
Domestic market	13,994,483	13,234,677	20,291,666	19,428,400
Foreign market	4,513,593	3,750,859	11,603,540	10,089,562
	18,508,076	16,985,536	31,895,206	29,517,962
Sales deductions
Taxes
Domestic market	(3,123,097)	(3,134,749)	(4,814,268)	(4,861,963)
Foreign market			(2,686)	(1,066)
Sales returns and other	(167,124)	(93,271)	(261,250)	(189,088)
	(3,290,221)	(3,228,020)	(5,078,204)	(5,052,117)

Net sales revenue	15,217,855	13,757,516	26,817,002	24,465,845

This table was presented in the 2011 annual financial statements of the Company, in Note 31.

29.                   Tax incentives

Braskem receives certain tax incentives granted during the determination of federal and state taxes. On September 30, 2012, the Company recognized credits related to the PRODESIN (ICMS Alagoas) and REINTEGRA tax incentives amounting to R$21,509 and R$167,324 (Note 10), respectively, in its statement of operations. In the same period, the Company did not record credits from the SUDENE (IR exemption/reduction) tax incentive as a result of the tax loss recorded in the period.

The information related to tax incentives was presented in the 2011 annual financial statements of the Company, in Note 32.

30.                     Other net operating income (expenses) - consolidated

In the period ended September 30, 2012, the main amounts under this item were as follows:

(i)       indemnity provided for under the supply agreement between Sunoco and Braskem America in the final amount of R$235,962 (Note 1(a)).

(ii)     reduction in the balance of the tax renegotiation program of Law 11,941/09, amounting to R$80,496 (Note 19 (a)).

The information related to the other net operating income (expenses) of the Company was presented in the 2011 annual financial statements, in Note 33.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

31.                   Financial results

	Parent Company		Consolidated
	Sep/2012	Sep/2011	Sep/2012	Sep/2011
Financial income
Interest income	149,567	189,148	158,319	204,253
Monetary variations	27,850	52,645	30,376	41,558
Exchange rate variations	68,801	191,295	151,748	340,037
Others	11,632	6,449	24,121	17,790
	257,850	439,537	364,564	603,638

Financial expenses
Interest expenses	(678,445)	(654,472)	(750,984)	(735,180)
Monetary variations	(171,150)	(172,353)	(191,530)	(223,661)
Exchange rate variations	(1,522,679)	(1,202,105)	(1,621,951)	(1,366,293)
Update of tax and labor debts	(140,857)	(139,161)	(161,704)	(167,658)
Tax expenses on financial operations	(10,129)	(5,775)	(12,439)	(8,804)
Discounts granted	(16,596)	(16,875)	(37,665)	(34,444)
Loans transaction costs - amortization	(18,801)	(3,982)	(25,771)	(18,579)
Adjustment to present value - appropriation	(165,747)	(18,556)	(212,818)	(46,042)
Others	(54,008)	(23,988)	(127,269)	(200,734)
	(2,778,412)	(2,237,267)	(3,142,131)	(2,801,395)

Total	(2,520,562)	(1,797,730)	(2,777,567)	(2,197,757)

	Parent company		Consolidated
	Sep/2012	Sep/2011	Sep/2012	Sep/2011
Interest income
Held-for-trading	4,907	83,202	4,282	94,067
Loans and receivables	104,576	65,163	99,039	68,466
Held-to-maturity	10,501	12,709	10,501	12,709
	119,984	161,074	113,822	175,242
Other assets not classifiable	29,583	28,074	44,497	29,011
Total	149,567	189,148	158,319	204,253

This table was presented in the 2011 annual financial statements of the Company, in Note 34.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

32.                   Expenses by nature

	Parent Company		Consolidated
	Sep/2012	Sep/2011	Sep/2012	Sep/2011
Classification by nature:
Raw materials other inputs	(11,343,928)	(9,592,935)	(20,789,175)	(18,218,722)
Personnel expenses	(812,412)	(781,879)	(1,316,516)	(1,200,149)
Outsourced services	(421,737)	(425,479)	(728,146)	(654,902)
Tax expenses	(19,600)	(20,051)	(39,765)	(42,217)
Depreciation, amortization and depletion	(867,627)	(782,470)	(1,342,801)	(1,248,324)
Variable selling expenses	(253,626)	(222,871)	(451,715)	(373,517)
Freights	(623,944)	(507,843)	(951,426)	(747,176)
Other expenses	(233,214)	(159,836)	(353,905)	(273,647)
Total	(14,576,088)	(12,493,364)	(25,973,449)	(22,758,654)

Classification by function:
Cost of products sold	(13,582,928)	(11,576,192)	(24,371,426)	(21,302,177)
Selling	(144,034)	(123,396)	(306,788)	(253,477)
Distribution	(274,833)	(234,747)	(404,525)	(355,589)
General and administrative	(511,731)	(517,084)	(811,018)	(778,865)
Research and development	(62,562)	(41,945)	(79,692)	(68,546)
Total	(14,576,088)	(12,493,364)	(25,973,449)	(22,758,654)

This table was presented in the 2011 annual financial statements of the Company, in Note 35.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

33.                   Segment information

(a)                    In April 2012, the Business Leader of Braskem announced the Company's new corporate structure, which is distributed as follows:

•           Basic Petrochemicals: consists of the CGUs UNIB Bahia, UNIB Sul, UNIB São Paulo and UNIB Rio de Janeiro and is represented by the Basic Petrochemicals operating segment. It was unchanged by the previous organizational structure.

•           Polyolefins and Renewables: consists of the CGUs  polyethylene, polypropylene and green polyethylene and is represented by the Polyolefins operating segment.

•           Vinyls: consists of the CGUs PVC and Chlor-Alkali, and is represented by the Vinyls operating segment. It was unchanged by the previous organizational structure.

•           Latin America: this new segment is formed by the businesses of Braskem in Latin America, particularly in Mexico and Venezuela. As of September 30, 2012, it is not a reportable segment and is presented under Other Segments.

•           United States and Europe: consists of the operations of Braskem in the United States and Europe and is represented by the International Business operating segment.

The change regarding the presentation of information by segment, presented in Note 36 of the 2011 financial statements of the Company, consists of the transfer of the green polyethylene business from the International Business segment to the Polyolefins segment. The following information for September 2012 and 2011 already includes these changes.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

	Sep/2012
	Reporting segments					Total			Braskem
	Basic			International	Chemical	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	business	distribution	segments	segments	unit	before adjustments	Eliminations	consolidated

Net sales revenue	17,598,910	10,736,517	1,469,094	4,047,942	667,410	34,519,873	140,001		34,659,874	(7,842,872)	26,817,002
Cost of products sold	(16,249,645)	(9,833,626)	(1,437,676)	(3,937,188)	(558,205)	(32,016,340)	(125,590)		(32,141,930)	7,770,504	(24,371,426)
Gross profit	1,349,265	902,891	31,418	110,754	109,205	2,503,533	14,411		2,517,944	(72,368)	2,445,576

Operating expenses
Selling, general and distribution expenses	(355,122)	(657,023)	(96,850)	(182,838)	(71,786)	(1,363,619)	(31,560)	(206,844)	(1,602,023)		(1,602,023)
Results from equity investments								(32,747)	(32,747)		(32,747)
Other operating income (expenses), net	(38,469)	(8,861)	(2,641)	260,869	1,170	212,068	(97,008)	176,350	291,410		291,410
	(393,591)	(665,884)	(99,491)	78,031	(70,616)	(1,151,551)	(128,568)	(63,241)	(1,343,360)		(1,343,360)

Operating profit (loss)	955,674	237,007	(68,073)	188,785	38,589	1,351,982	(114,157)	(63,241)	1,174,584	(72,368)	1,102,216

	Sep/2011
	Reporting segments					Total			Braskem
	Basic			International	Chemical	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	business	distribution	segments	segments	unit	before adjustments	Eliminations	consolidated

Net sales revenue	17,503,890	9,767,428	1,306,263	2,032,734	570,223	31,180,538	176,262		31,356,800	(6,890,955)	24,465,845
Cost of products sold	(15,599,851)	(8,872,584)	(1,219,327)	(1,890,989)	(464,192)	(28,046,943)	(151,509)		(28,198,452)	6,896,275	(21,302,177)
Gross profit	1,904,039	894,844	86,936	141,745	106,031	3,133,595	24,753		3,158,348	5,320	3,163,668

Operating expenses
Selling, general and distribution expenses	(414,424)	(618,687)	(109,514)	(79,659)	(72,838)	(1,295,122)	(39,398)	(121,957)	(1,456,477)		(1,456,477)
Results from equity investments								(2,051)	(2,051)		(2,051)
Other operating income (expenses)	(8,294)	(8,618)	(21,372)	(19,961)	3,236	(55,009)	20,597	(6,503)	(40,915)		(40,915)
	(422,718)	(627,305)	(130,886)	(99,620)	(69,602)	(1,350,131)	(18,801)	(130,511)	(1,499,443)		(1,499,443)

Operating profit (loss)	1,481,321	267,539	(43,950)	42,125	36,429	1,783,464	5,952	(130,511)	1,658,905	5,320	1,664,225

The Company does not disclose assets by segment since this information is not presented to its chief decision maker.

The information related to the presentation of information by segment was presented in the 2011 annual financial statements, in Note 36.

Braskem S.A.

Notes to the financial statements

at September 30, 2012

All amounts in thousands of reais unless otherwise stated

34.                   Insurance coverage

In the period ended September 30, 2012, there were no significant changes in the insurance coverage of Braskem and its subsidiaries.

The information related to insurance coverage was presented in the 2011 annual financial statements of the Company, in Note 37.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.